     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1998



                                                      REGISTRATION NO. 333-46415

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             OPTEK TECHNOLOGY, INC.

             (Exact name of registrant as specified in its charter)

                    DELAWARE
        (State or other jurisdiction of                             75-1962405
         incorporation or organization)                (I.R.S. Employer Identification No.)

                             1215 WEST CROSBY ROAD
                            CARROLLTON, TEXAS 75006
                                 (972) 323-2200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                THOMAS R. FILESI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             1215 WEST CROSBY ROAD
                            CARROLLTON, TEXAS 75006
                                 (972) 323-2200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                   Copies to:

                                                                FRANCIS S. CURRIE
                                                                 JOHN T. SHERIDAN
             CHRISTOPHER M. HEWITT                           CHRISTOPHER G. NICHOLSON
             HEWITT & HEWITT, P.C.                       WILSON SONSINI GOODRICH & ROSATI
               2612 THOMAS AVENUE                               650 PAGE MILL ROAD
              DALLAS, TEXAS 75204                          PALO ALTO, CALIFORNIA 94304
                 (214) 969-0250                                   (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


================================================================================

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION -- DATED MARCH 25, 1998


PROSPECTUS
--------------------------------------------------------------------------------

                                2,500,000 Shares

                             OPTEK TECHNOLOGY, INC.

                                  Common Stock
--------------------------------------------------------------------------------

All of the shares of common stock of Optek Technology, Inc. (the "Company"), par value $0.01 per share (the "Common Stock"), offered hereby are being sold by First Source Financial LLP ("First Source" or the "Selling Stockholder"). See "Selling Stockholder." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.


The Common Stock is included for quotation in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "OPTT." On March 24, 1998, the last reported sales price of the Common Stock on the Nasdaq National Market was $25.625 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" ON PAGES 6 TO 14 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================================
                                                                   Underwriting              Proceeds to
                                           Price to               Discounts and                Selling
                                            Public                Commissions(1)             Stockholder
---------------------------------------------------------------------------------------------------------------
Per Share........................             $                         $                         $
---------------------------------------------------------------------------------------------------------------
Total(2)(3)......................             $                         $                         $
===============================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) The Company has agreed to pay the expenses of the offering estimated to be $200,000.


(3) The Selling Stockholder has granted the several Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to
    Public will be $          , the total Underwriting Discounts and Commissions
    will be $          and the total Proceeds to Selling Stockholder will be
    $          . See "Underwriting."


--------------------------------------------------------------------------------


The shares of Common Stock are offered by the Underwriters subject to delivery by the Selling Stockholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of the Depository Trust Company, New York, New York on or about April
  , 1998.


PRUDENTIAL SECURITIES INCORPORATED
                         BANCAMERICA ROBERTSON STEPHENS
                                               ABN AMRO INCORPORATED


April   , 1998

[Photograph depicting a silicon wafer with a selection of the Company's discrete components and assemblies.]

"Photologic" and the Optek logo are trademarks of the Company. Trademarks of others are also referred to in this Prospectus.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context indicates otherwise, references in this Prospectus to the "Company" refer to Optek Technology, Inc. and its wholly-owned subsidiaries. Unless otherwise indicated, this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Underwriting."

                                  THE COMPANY


     The Company is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by original equipment manufacturers ("OEMs") in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1997, major customers included C.P. Clare Corporation, General Motors Corporation, Pitney Bowes, Inc., Strattec Security Corporation and Xerox Corporation.



     The Company's primary business has been focused on the design and manufacture of optoelectronic semiconductor chips, discrete components and assemblies for commercial (i.e., office equipment, industrial, medical and communications) OEMs. The Company's commercial products include a wide array of custom electronic components and assemblies which are each designed to address specific applications required by its diverse customer base. Demand by commercial customers for the Company's sensors is driven by sales of OEM products that incorporate the Company's sensors. Such products frequently have life cycles ranging from three to 15 years. Often, the Company is able to leverage its specialized engineering expertise and close customer relationships to assist in the design of its customers' next generation of products, which significantly increases the Company's ability to secure continuing sales from these customers as their product lines evolve. As a result, commercial OEMs have represented a relatively stable and predictable sales base for the Company.



     The Company has leveraged its expertise in commercial markets to develop customized electronic sensors to address the growing application requirements of the automotive market. The Company believes that the automotive sector represents its primary opportunity for growth as an increasing number of sensors are being incorporated into automobiles to improve fuel efficiency and emissions, increase passenger safety and provide additional consumer options. The Company believes that this trend will continue as governmental regulations mandate improved passenger safety and reduced emissions and as consumers demand better safety and performance and increased functionality. As a result of its strategic pursuit of the automotive market, the Company's sales to the automotive market have grown from 2% to 25% of net sales from fiscal 1992 to fiscal 1997. The Company presently sells electronic sensors for use in General Motors' automobile ignition and theft deterrent systems. In addition, the Company's engineering and manufacturing expertise and customer relationships have resulted in the Company being awarded other automotive programs. Currently, a substantial portion of the Company's automotive assemblies are sold for use in a relatively small number of applications. The Company's growth rate has been more significantly impacted by the addition of new programs than growth in existing programs. Therefore, the Company's year-to-year growth rate depends largely upon the number, size and timing of new programs added, if any.


     The Company's business objective is to maintain and enhance its position as a leading designer and manufacturer of custom electronic sensors. To achieve its objective, the Company has implemented a strategy to: (i) leverage its existing expertise in application specific products; (ii) pursue additional opportunities in the growing automotive sensor market; (iii) leverage its vertically integrated manufacturing capabilities; and (iv) utilize multiple sales channels for effective market coverage.

     The Company's manufacturing operations are vertically integrated, with facilities located in Carrollton, Texas and Juarez, Mexico. Over 80% of the Company's products are assembled in facilities operated by the Company in Juarez, Mexico. The Company markets its products worldwide through its own technical sales staff, independent sales representatives and independent stocking distributors.

     The Company was founded and incorporated in the State of Texas in 1979 and reincorporated in the State of Delaware in 1984. The Company's principal executive offices are located at 1215 West Crosby Road, Carrollton, Texas 75006, and its phone number at that location is (972) 323-2200.

                              SELLING STOCKHOLDER


     All of the shares offered hereby will be sold by First Source. The offered shares will be acquired pursuant to a warrant to purchase 3,150,000 shares of Common Stock held by First Source (the "First Source Warrant"), which will be exercised, at least in part, in connection with completion of the Offering. The Company will not receive any proceeds of the Offering, but will receive the aggregate exercise price of $1.25 million payable upon exercise of the First Source Warrant to acquire the 2,500,000 shares of Common Stock to be sold in this Offering. The exercise price for the Company's Common Stock subject to the First Source Warrant is $0.50 per share. See "Use of Proceeds," "Capitalization" and "Principal and Selling Stockholders."


                                  THE OFFERING

Common Stock Offered by the Selling Stockholder(1)..........  2,500,000 shares

Common Stock to be Outstanding after the Offering(1)(2).....  6,966,025 shares

Use of Proceeds.............................................  The Company will not receive any proceeds from the sale of the
                                                              Common Stock offered hereby. See
                                                              "Use of Proceeds."

Nasdaq National Market Symbol...............................  OPTT

---------------


(1) Does not include 375,000 shares which may be issued pursuant to the First Source Warrant and offered by the Selling Stockholder if the Underwriters' over-allotment option is exercised in full.



(2) Does not include, as of February 12, 1998 (i) 596,665 shares issuable upon exercise of outstanding director and employee stock options, of which options for 311,533 shares are exercisable immediately or within 60 days of February 12, 1998 and (ii) 650,000 shares issuable upon exercise of the First Source Warrant.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following table sets forth certain historical operating data for the Company for each of the periods indicated.


                                                 FISCAL YEAR ENDED                        THREE MONTHS ENDED
                               ------------------------------------------------------   ----------------------
                               OCT. 29,    OCT. 28,    OCT. 27,   OCT. 25,   OCT. 31,    JAN. 31,     JAN. 30,
                               1993(1)    1994(1)(2)   1995(2)    1996(2)    1997(3)       1997         1998
                               --------   ----------   --------   --------   --------   -----------   --------
                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $ 55,878    $55,625     $62,542    $67,395    $75,572      $16,689     $20,419
Cost of sales................    46,499     38,269      38,513     39,010     43,423       10,099      12,105
                               --------    -------     -------    -------    -------      -------     -------
  Gross profit...............     9,379     17,356      24,029     28,385     32,149        6,590       8,314
Operating income (loss)......    (5,272)     7,229      13,098     15,186     17,758        3,102       4,428
Income (loss) before income
  taxes and extraordinary
  item.......................   (10,059)     3,179       9,996     14,039     17,764        2,943       4,524
Net income (loss)............  $(10,059)   $ 3,179     $ 9,838    $12,895    $11,502      $ 1,912     $ 2,940
Diluted earnings (loss) per
  share before extraordinary
  item(4)....................  $  (3.12)   $  0.62     $  1.40    $  1.71    $  1.63      $  0.25     $  0.37
Diluted earnings (loss) per
  share(4)...................  $  (3.12)   $  0.62     $  1.40    $  1.71    $  1.50      $  0.25     $  0.37
Weighted average shares
  outstanding -- diluted
  basis(4)...................     3,224      5,154       7,007      7,544      7,672        7,533       7,881



                                                                              JAN. 30, 1998
                                                              OCT. 31,    ----------------------
                                                                1997      ACTUAL     AS ADJUSTED
                                                              --------    -------    -----------
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................  $15,068     $16,552      $17,602
Total assets................................................   38,936      41,622       42,672
Total current liabilities...................................   12,656      12,274       12,274
Stockholders' equity........................................   26,163      29,193       30,243


---------------


(1) Results for fiscal 1993 and 1994 include non-recurring charges of $8.3 million and $1.3 million, respectively, relating to (i) restructuring charges; (ii) write-off of excess and obsolete inventory; (iii) losses from a discontinued subsidiary; and (iv) amortization of deferred development costs.


(2) Results for fiscal 1994, 1995 and 1996 include tax benefits resulting from utilization of net operating loss carryforwards during those years of $305,000, $3.9 million and $3.2 million, respectively. All such carryforwards were fully utilized during fiscal 1996.


(3) In the fourth quarter of fiscal 1997, the Company agreed to pay its former lender, First Source, $1.5 million to release all debt obligations, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542,000, was classified as an extraordinary item.


(4) The Company has restated all previous earnings (loss) per share data to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which became effective on a retroactive basis with the issuance of the fiscal 1998 first quarter earnings data. See "Managements Discussion and Analysis of Financial Condition and Results of Operations -- New Accounting Standards."

                                  RISK FACTORS


     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.



     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All of the statements contained in this Prospectus, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, those concerning the Company's strategies, objectives and plans for expansion of its operations, products and services and growth in demand for sensor products. There can be no assurances that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus, included, without limitation, under "Risk Factors." All subsequent written and oral forward-looking statements by or attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such Cautionary Statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



     FLUCTUATIONS IN OPERATING RESULTS. The Company's net sales and other operating results have varied on a quarterly and an annual basis in the past and may vary significantly in the future. The Company's first fiscal quarter, which ends in January, includes the holiday season, which adversely impacts customer order entry, and also includes an annual manufacturing facilities shutdown, and has therefore traditionally been the Company's lowest quarter of the fiscal year in terms of net sales and operating income. Historically, the Company's net sales have been lower in such quarter than in the immediately preceding quarter. The Company's third fiscal quarter has in the past been affected by the extended vacation season in Europe, which reduces international sales during that period. The Company's net sales and operating results could be materially and adversely affected by many factors, some of which are partially or wholly outside the control of the Company, including, among others: failure to be selected to supply sensors for new products and programs; quality control of products sold; the relatively long sales and development cycle for the Company's products; the Company's ability to introduce new products and technologies on a timely basis; market acceptance of the Company's and its customers' products; the timing, deferral or cancellation of customer orders and related shipments; competitive pressures on selling prices; availability of raw materials; fluctuations in yields; changes in product mix; changes in the lead time required to ship products after receipt of an order; introduction of products and technologies by the Company's competitors and customers; personnel changes and difficulties in attracting and retaining qualified technical personnel; and economic conditions both generally and, in particular, in the automotive and commercial markets.


     A significant portion of the Company's product sales are made pursuant to standard purchase orders that, in some cases, are cancelable without significant penalties. In addition, purchase orders are subject to changes in quantities of products and delivery schedules to reflect changes in customers' requirements and manufacturing availability. The Company's actual shipments depend in part on the Company's manufacturing capacity and the availability of raw materials from the Company's suppliers. The Company's expense levels are based, in part, on its expectations as to future net sales and to some extent are fixed in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the Company's expectations or any material delay or deferral of customer orders would have a material adverse effect on the Company's business, operating results and financial condition.

     The Company has commenced expenditures to increase manufacturing capacity and engineering resources in anticipation of additional potential net sales. In the event that such additional net sales do not materialize when and as anticipated, such expenditures could adversely affect the Company's gross margins and operating margins.

     As a result of the foregoing and other factors, it is likely that in some future periods the Company's operating results will fail to meet the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the trading price of the Company's Common Stock could drop significantly.


     DEPENDENCE ON AUTOMOTIVE INDUSTRY. The automotive industry, which accounted for approximately 25% of the Company's net sales during fiscal 1997, has in recent years represented the fastest area of growth for the Company. Thus, the maintenance of or improvement in the Company's operating results for future periods will depend in part on its success in the automotive sensor market and on the anticipated increase in use of sensors in automobiles to improve fuel efficiency, safety and consumer options. Currently, a substantial portion of the Company's automotive assemblies are sold for use in a relatively small number of applications. The Company's growth rate has been more significantly impacted by the addition of new programs than growth in existing programs. Therefore, the Company's year-to-year growth rate depends largely upon the number, size and timing of new programs added, if any. No assurance can be given that additional applications will be developed or that the Company will be successful in participating in such programs. In addition, the selection of the Company as a supplier for a program does not necessarily entail any contractual commitment on the part of the customer to purchase products from the Company.


     The automotive industry is cyclical due to general economic conditions, the level of interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle, all of which are beyond the control of the Company. In addition, the Company's customers in the automotive industry are highly unionized and have in the past experienced labor disruptions. Accordingly, automotive production may not increase or may decline in the future. A significant reduction or prolonged interruption in automotive production could have a material adverse effect on the Company's business, operating results and financial condition.

     DEPENDENCE ON CUSTOMER SPECIFIC PRODUCTS; LENGTHY SALES AND DEVELOPMENT CYCLE. A substantial portion of the Company's products are designed to address the specific needs of individual customers. As a result, the sales and development cycle for these products can be lengthy, with the development cycle alone ranging from four to 36 months or longer for new products in new applications, and are particularly long for products targeted to the automotive industry. Because customer specific products are developed for particular customers' applications, some of the Company's current and future customer specific products may never be produced in high volume, or at all, due to the Company's inability to introduce custom products in a timely manner, delays in the introduction of the Company's customers' products, the failure of the Company's customers' products to achieve and sustain commercial success or the discontinuation of a customer's product line. Any of these occurrences could have a material adverse effect on the Company's business, operating results and financial condition.

     PRODUCT LIFE CYCLES; DEPENDENCE ON SELECTION AS PROVIDER FOR NEW
PRODUCTS. The Company's ability to generate net sales in the future is primarily dependent on its being selected by OEMs as a provider of sensor components and/or assemblies for their new products. OEMs typically select and qualify sensor providers for new product models during the initial design and testing phases of their product development cycles, which typically range from four to over 36 months in length. Once a new product model is implemented, its life cycle typically ranges from three to 15 years. The Company believes that it would be difficult for it to begin providing components and assemblies for use in a particular end product if the Company had not been selected and qualified as a provider during the development of such product. Therefore, a failure to be selected as a provider during the early stages of a product's life cycle could preclude the Company from ever providing assemblies and components for such product model throughout its life cycle. In addition, such failure to be selected could reduce the Company's ability to be selected as a provider for future product models if, for example, such failure adversely affects the working relationship between the Company and the manufacturer of such product model. There can be no assurance that the Company will be selected as a provider of sensor assemblies and components for new product models introduced by current customers or other OEMs. Unless the Company is selected as a supplier of sensor components and assemblies for new models as existing models are phased out, the Company's business, operating results and financial condition could be materially and adversely affected.


     CUSTOMER CONCENTRATION. Historically, a relatively small number of customers has accounted for a significant percentage of the Company's total net sales, and the Company expects that this trend will continue. During fiscal 1997, the Company's ten largest customers accounted for approximately 63% of net sales. Three customers, Strattec Security Corporation, General Motors Corporation and Pitney Bowes, Inc., made purchases which accounted for 13%, 13% and 10%, respectively, of the Company's net sales for fiscal 1997. In each of fiscal 1994, 1995 and 1996, the Company had two customers that each accounted for at least 10% of total net sales. The Company's ability to achieve sales in the future will depend upon its ability to obtain orders from, maintain relationships with and provide support to a relatively small number of existing and new key customers. As a result, any cancellation, reduction, rescheduling or delay in orders by or shipments to any significant customer or the discontinuation or redesign by any such customer of its products which currently incorporate one or more of the Company's products could have a material adverse effect on the Company's business, operating results and financial condition.



     PRICING PRESSURE. There is continuing pressure from OEMs to reduce costs associated with outside suppliers such as the Company. In some cases, the Company sells products under agreements which contain provisions that require the Company to reduce its per unit price over time. The Company's other products, which are subject to periodic re-quotation, may also experience declining average selling prices over their life cycles. If the Company is unable to make corresponding product cost reductions or introduce new products with higher gross margins, such declining average selling prices could reduce the Company's product gross margin.



     FOREIGN MANUFACTURING OPERATIONS. Over 80% of the Company's components and assemblies are produced in facilities operated by the Company in Juarez, Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations by foreign companies and continuation of these operations depends upon: compliance with applicable laws and regulations of the United States and Mexico; the availability of less expensive labor and the continuation of favorable exchange rates. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico. Maquiladora status allows the Company to wholly own its Mexican subsidiaries and to import items into Mexico duty free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including: compliance with the terms of the Maquiladora program; proper utilization of imported materials; hiring and training of Mexican personnel; compliance with tax, labor, exchange control and notice provisions and regulations; and compliance with locational constraints. Although assembly operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations in the Juarez area to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations has in the past and could in the future result in increased labor costs. The Company may be required to make additional investments in automating equipment to partially offset increased labor costs. The loss of Maquiladora status, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, unfavorable exchange rates or interruptions in the trade relations between the United States and Mexico could have a material adverse effect on the Company's business, operating results and financial condition. The Company anticipates that additional manufacturing capacity, primarily in Mexico, will be required to support growth over the next several years. Therefore, capital expenditures are planned to increase to a total of approximately $10 to $15 million to be expended over the next two to three fiscal years to support potential future growth in demand for the Company's products. The timing and amount of such expenditures is subject to adjustment based upon continued evaluation by management.


     INTERNATIONAL SALES. In fiscal 1996 and 1997, international sales constituted approximately 28% and 23%, respectively, of the Company's net sales. The Company expects that revenues derived from international sales will continue to represent a significant portion of its net sales in the future. Because all of the Company's revenues from international sales have to date been denominated in United States dollars, the Company does not currently face significant currency exchange rate risks. However, international operations and demand for the Company's and its customers' products are subject to a variety of risks, including tariffs, import restrictions and other trade barriers, changes in regulatory requirements, longer accounts receivable payment cycles, adverse tax consequences, export license requirements, foreign government regulation, political and economic instability and changes in diplomatic and trade relationships. In addition, currency fluctuations could reduce demand for the Company's products or demand for its customers' products by making them more expensive than competitors' products. There can be no assurance that one or more of the foregoing risks will not have a direct or indirect material adverse effect on the Company's business, operating results and financial condition. Moreover, the laws of certain foreign countries in which the Company's products are or may in the future be sold may not protect the Company's intellectual property rights to the same extent as the laws of the United States, thus increasing the possibility of infringement or misappropriation of the Company's intellectual property.

     COMPETITION. The Company believes that competition in the market for custom optoelectronic and magnetic sensors is intense and is likely to increase. Competition in the sensor markets served by the Company is primarily based upon custom design capabilities, quality, technology, responsiveness, timely delivery and price. The Company competes with numerous companies for the custom optoelectronic and magnetic sensor requirements of OEMs producing office equipment, automotive products, industrial products, specialized aerospace/defense and medical applications and communications equipment. The Company believes that its principal competitor for sales of custom sensor components and assemblies is Honeywell, Inc. In addition, because certain OEMs, either directly or through affiliated entities, have internal capabilities to design and manufacture custom sensor components and assemblies, the Company must also compete with the in-house capabilities of such OEMs. In some cases, the Company's prospective customers may elect to purchase low-cost standardized sensor components from commodity suppliers and utilize their in-house design and manufacturing capabilities to adapt such standard components to fulfill their sensor requirements. Certain of the Company's current and potential competitors may have substantially greater financial resources, name recognition and/or more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. Furthermore, the Company expects its competitors to continually improve their design and manufacturing capabilities and to introduce new products and processes with enhanced performance characteristics and/or lower prices. While the Company believes that its custom design capabilities, quality, responsiveness, engineering and operating efficiencies are competitive advantages, no assurance can be given that the Company will be able to compete successfully in the future. This competitive environment could result in significant price reductions or the loss of orders from current and/or potential customers which, in each case, could materially adversely affect the Company's business, operating results and financial condition.


     SOLE OR LIMITED SOURCES OF SUPPLY. The Company relies on outside vendors to supply raw materials used in the manufacture of its sensor components and assemblies. From time to time, certain of these materials, including lead frames used in the manufacture of discrete sensor components, are only attainable from a sole or limited group of qualified suppliers. The Company's reliance on outside vendors generally, and on a sole or limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required materials, reduced control over pricing and timely delivery of materials, and limited ability to pass on price increases to its customers. Because the procurement of certain of these components may require long lead times, there can be no assurance that delays or shortages caused by suppliers will not occur. The Company's ability to fill customer orders may depend on the availability of numerous different components from its suppliers and, particularly in periods of high demand, the Company has experienced difficulties in obtaining certain materials when needed which, in some cases, has delayed deliveries to the Company's customers. Furthermore, the Company's customers, in particular in the automotive industry, may require the Company to secure certain materials from qualified manufacturers, and the process of qualifying an alternate supplier can take several months. If the Company is unable to secure materials due to supplier shortages or for any other reason, it could adversely affect the Company's ability to retain customer orders or to deliver products on a timely basis, which in turn could adversely affect its relationships with customers. If significant customer relationships were adversely affected in this manner or if significant orders were cancelled or delayed, it could have a material adverse effect on the Company's business, operating results and financial condition.

     LIMITED INTELLECTUAL PROPERTY PROTECTION. The Company relies on its technical engineering expertise as protected by trade secret laws and nondisclosure agreements and, to a lesser extent, on a combination of patent, maskwork rights, copyright, trademark and other intellectual property protection methods to protect its proprietary technology. Although the Company currently holds four patents and has one pending patent application in the United States, the Company believes that patents are of less significance in its industry than such factors as customer service, innovation, technical expertise and know-how of its personnel. There can be no assurance that the Company's competitors will not be able to legally ascertain the nonpatented proprietary information embedded in the Company's sensor components or other products, in which case the Company may be unable to prevent use of such information. To the extent the Company elects to assert its patent rights, there can be no assurance that any claims of the Company's patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, that any rights granted thereunder will provide adequate protection to the Company, or that the Company will have sufficient resources to prosecute its rights. The Company has received notification of patent issues concerning a process used to manufacture a small portion of its products, but believes the issues asserted are without merit. There can be no assurance that infringement claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future, or that such assertions, if proven to be true, will not materially adversely affect the Company's business, operating results and financial condition. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on reasonable terms or at all. Alternatively, the Company could resort to litigation to challenge such claims. Such challenges could be extremely expensive and time consuming. Adverse determinations in any litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these developments could have a material adverse effect on the Company's business, operating results and financial condition.


     LIMITED INSURANCE COVERAGE; ENVIRONMENTAL REGULATION. The operations of the Company in the United States and in Mexico involve the use of industrial machine tools and exposure to hazardous chemicals, with attendant risks of liability for personal injury and property damage. There can be no assurance that accidents will not occur or that the Company will not incur substantial liability in connection with the operation of its business. The Company maintains workers' compensation insurance and general liability insurance, with policy limits of $1 million and $2 million, respectively, per accident or occurrence. The Company also maintains an umbrella policy with limits of $15 million in the aggregate. Such insurance excludes coverage for losses or liabilities relating to environmental damage or pollution. The Company's business, operating results and financial condition could be materially adversely affected by a claim that was not covered or only partially covered by its insurance. In addition, the Company is subject to a variety of domestic and Mexican governmental regulations relating to the use, storage, handling and disposal of toxic or other hazardous substances used in connection with its manufacturing activities. Any failure by the Company to control the use, storage, handling or disposal or adequately restrict the discharge of hazardous or toxic substances could subject the Company to significant liabilities or could cause the Company's manufacturing operations to be curtailed or suspended.



     TECHNOLOGICAL CHANGE. While the Company is unaware of any emerging technology that would have an adverse effect on its business, there can be no assurance that products or technologies developed by others will not render the Company's products obsolete or non-competitive. There can be no assurance that the Company will be able to design new products successfully and develop and bring to market new and enhanced products on a timely and cost effective basis, develop or access new processes or technologies or respond effectively to new technological changes or new product announcements by others. A failure in any of these areas could have a material adverse effect on the Company's business, operating results and financial condition.


     RELIANCE ON KEY PERSONNEL; NEED FOR ADDITIONAL TECHNICAL PERSONNEL. The Company's future financial performance will depend in significant part upon the continued contributions of its executive officers and other key personnel, many of whom would be difficult to replace. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. To better retain them, the Company has entered into employment agreements with its senior management. However, the Company does not maintain key person life insurance with respect to any of these persons. The failure to retain such persons, or to attract and retain replacements, could materially adversely affect the Company's business, operating results and financial condition.


     The Company believes that a key requirement for competing successfully in the optoelectronic and magnetic sensor business is the ability to attract and retain creative and knowledgeable design engineers and other technical personnel who are qualified in these fields. The number of design engineers who have the education, training, creativity and experience to design complex sensor solutions is very limited, and the competition for such personnel can be intense. Because of the active involvement of the Company's design engineers in the sales process, the Company's ability to pursue new customers and new projects from existing customers is affected by its available engineering resources. The Company's future success will be heavily dependent upon its ability to attract and retain qualified design, technical and management personnel. There can be no assurance that the Company will be able to continue to attract and retain these personnel, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.


     RISKS OF PRODUCT LIABILITY. The use of the Company's products in various industrial, commercial or consumer applications may subject the Company to product liability claims. The automotive industry, in particular, has historically faced frequent product liability and similar claims. Although the Company has not experienced any product liability claims to date, the sale of products by the Company may entail the risk of such claims. Further, notwithstanding the possible existence of legal defenses or contractual limitations of liability, industry practices or the need to maintain good customer relationships may lead the Company to make payments related to such product liability claims. The Company maintains product liability insurance with a policy limit of $1 million per occurrence and $15 million in the aggregate, except for aeronautic product liability claims, which are limited to $10 million in the aggregate. Any product liability claim, which often involve claims for substantial damages, brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.


     RISKS OF PRODUCT RECALLS. The automotive industry is heavily regulated by government agencies which establish various vehicle safety standards that are often indirectly related to the components and subcomponents in their vehicles. To the extent that any vehicles or any parts therein are required to be or are voluntarily recalled and the recall involves vehicles or parts that are directly or indirectly related to any of the Company's products, the Company may be required to repair or replace its products, redesign or reproduce its products or halt production or shipment of its products. Further, any recall of vehicles or parts directly or indirectly related to any of the Company's products may have the effect of damaging the Company's reputation. Although no such recall has involved the Company or its products in the past, there can be no assurance that such a recall will not occur in the future or that if such a recall does occur that the Company's business, operating results and financial condition will not be materially adversely affected.


     YEAR 2000 COMPLIANCE. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using 00 as the year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. To become Year 2000 compliant, the Company anticipates maintaining its centralized hardware platform, but replacing or upgrading most of the software. In addition, all PCs, HVAC, test equipment and external providers will be reviewed and acted on accordingly. It is anticipated that the Company will be fully Year 2000 compliant by April 30, 1999. Although the Company is committed to a successful and timely Year 2000 conversion and funds are dedicated and available for this project, the Company only recently initiated its Year 2000 compliance program and no assurance can be given that it will be fully and timely implemented. Failure of the Company's equipment or software to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.


     UNCERTAIN NEED AND AVAILABILITY OF ADDITIONAL FUNDING. Although the Company believes that its existing cash reserves, credit facility and cash flows from operations will be adequate to fund the Company's operations for at least the next 12 months, there can be no assurance that such sources will be adequate or that additional funds will not be required either during or after such period. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company or its stockholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current stockholders of the Company will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company develops and introduces its products, the market acceptance and competitive position of such products, the levels of promotion and advertising required to market such products and attain a competitive position in the marketplace, and the response of competitors to the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     POSSIBLE VOLATILITY IN PRICE OF COMMON STOCK. The market price of the Common Stock is likely to be volatile and may be significantly affected by factors such as: actual or anticipated fluctuations in the Company's operating results; the introduction of new products, new contracts or changes in pricing policies by the Company or its competitors; developments with respect to proprietary rights; changes in earnings estimates by analysts; conditions and trends in the industries to which it markets its sensors as well as general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. These broad market fluctuations, as well as general economic, market and political conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigation has often occurred against such companies. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. There can be no assurance that the trading price of the Common Stock will not decline substantially below the public offering price.


     POTENTIAL FUTURE ACQUISITIONS. In the future, the Company may pursue acquisitions of product lines, technologies or businesses. Future acquisitions by the Company may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets, each of which could materially adversely affect the Company's business, operating results and financial condition. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. There are currently no negotiations, commitments or agreements with respect to any acquisition. In the event that such an acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business, operating results and financial condition.


     REGISTRATION RIGHTS. After giving effect to the sale of Common Stock by the Selling Stockholder, the Selling Stockholder and James D. Crownover, the holder of 262,602 shares of Common Stock, (together, the "Rights Holders") hold rights to cause the Company to register up to an aggregate of 912,602 shares of Common Stock under the Securities Act. The largest single block of these shares entitled to registration rights is subject to the First Source Warrant. The First Source Warrant grants First Source the right to purchase an additional 650,000 shares of Common Stock at a current price of $0.50 per share (assuming no exercise of the Underwriters' over-allotment option). The exercise price and number of shares are subject to adjustment upon the occurrence of certain events in order to address dilution. The First Source Warrant expires on October 31, 1998. Pursuant to the terms of the First Source Warrant, First Source may require the Company to file a registration statement under the Securities Act on one additional occasion at the Company's expense and on two occasions at First Source's expense. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, whenever the Company proposes to offer any of its securities pursuant to a registration statement filed under the Securities Act (other than securities to be issued solely to employees or pursuant to a reorganization of the Company) either for its own account or for the account of other security holders exercising registration rights, the Company is required to notify the Rights Holders, of the proposed registration and to include, at the Company's expense, all Common Stock which the Rights Holders may request in such registration, subject to certain conditions and limitations. The existence or exercise of these rights may have an adverse effect on the market price for the Common Stock.



     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have a total of 6,966,025 shares of Common Stock outstanding. Of these shares, 6,262,754 (6,637,754 if the Underwriters' over-allotment option is exercised in full) shares, subject to the lock-up agreements described below, will be freely tradeable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. As of February 12, 1998, an additional 311,533 shares of Common Stock are issuable under outstanding options at prices ranging from $0.19 to $13.38 and, when issued, would be freely tradeable without restriction. Further, First Source has indicated its intention to demand registration of the 650,000 (275,000 if the Underwriters' over-allotment option is exercised in full) shares of Common Stock which are not sold in this Offering immediately following termination of its lock-up period. The Company, its officers and directors, the Selling Stockholder and James D. Crownover, beneficial holder of 262,602 shares of Common Stock, have agreed not to directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any Common Stock, or other capital stock of the Company for a period of 90 days from the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under any employee benefit plan or directors stock plan in the ordinary course of business. Upon the expiration or release from such lock-up agreements, 1,615,873 shares will be available for immediate sale and 203,549 additional shares subject to vested stock options could also be sold, subject in some cases to certain volume limitations. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements. Sale of such shares in the future could adversely affect the prevailing market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for the Common Stock.


     POTENTIAL ISSUANCE OF PREFERRED STOCK. The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely and materially affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of preferred stock.

     ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW. The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a business combination (which includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                                USE OF PROCEEDS


     The Company will not receive any proceeds from the sale of shares of the Common Stock by the Selling Stockholder, but will receive the aggregate exercise price of $1.25 million upon exercise of the First Source Warrant to acquire the shares of Common Stock to be sold in this Offering. Such shares will be issued by the Company pursuant to exercise of the First Source Warrant at a per share price of $0.50 which will be exercised in connection with completion of the Offering.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included for quotation in the Nasdaq National Market under the symbol "OPTT." The following table sets forth the quarterly high and low sales prices per share for the Common Stock for each quarterly period subsequent to relisting on the Nasdaq Stock Market on April 22, 1996, and the high and low bid prices during the first and second quarters of fiscal 1996 as reported by various market makers. Bid prices represent quotations between dealers in securities, without adjustment for retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.


                                                                HIGH      LOW
                                                               ------    ------
FISCAL 1996
  First Quarter.............................................   $ 8.25    $ 7.00
  Second Quarter............................................    14.00      9.00
  Third Quarter.............................................    15.75      9.63
  Fourth Quarter............................................    11.25      9.00
FISCAL 1997
  First Quarter.............................................   $13.88    $ 9.00
  Second Quarter............................................    14.13     10.50
  Third Quarter.............................................    16.00     11.00
  Fourth Quarter............................................    19.75     15.75
FISCAL 1998
  First Quarter.............................................   $23.25    $18.00
  Second Quarter (through March 24, 1998)...................    27.50     20.75



     The last reported sales price per share of the Common Stock on March 24, 1998, as reported on the Nasdaq National Market, was $25.625. At January 16, 1998 the Company had approximately 151 stockholders of record.


                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock, currently intends to retain any earnings for use in its business and does not anticipate declaring or paying cash dividends on its Common Stock in the foreseeable future. The Company's loan agreement contains covenants restricting the Company from declaring dividends on its Common Stock exceeding 50% of its net profit during any fiscal year. Any determination to declare and pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at January 30, 1998 and as adjusted as of that date to give effect to the Offering. This information below should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto which are included elsewhere herein.


                                                                   JANUARY 30, 1998
                                                               -------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                               -------    --------------
                                                                    (IN THOUSANDS)
Stockholders' equity
  Preferred stock, $.01 par value. Authorized 1,000,000
     shares; none issued....................................   $    --       $    --
  Common stock, $.01 par value. Authorized 12,000,000
     shares; 4,259,534 shares issued and outstanding
     (actual); 6,966,025 shares issued and outstanding (as
     adjusted)(2)...........................................        43            68
Additional paid-in capital(2)...............................    14,053        15,078
Retained earnings...........................................    15,097        15,097
                                                               -------       -------
Total stockholders' equity..................................   $29,193       $30,243
                                                               =======       =======

---------------

(1) Does not include, as of February 12, 1998 (i) 596,665 shares issuable upon exercise of outstanding director and employee stock options, of which options for 311,533 shares are exercisable immediately or within 60 days of February 12, 1998, and (ii) 650,000 shares issuable upon exercise of the First Source Warrant which are immediately exercisable.

(2) Assumes exercise of the First Source Warrant to acquire 2,500,000 shares at a price of $0.50 per share and payment of all associated Offering costs by the Company, estimated to be $200,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data under the captions "Statement of Operations Data" (excluding diluted earnings (loss) per share data) and "Balance Sheet Data" as of and for each of the fiscal years in the five-year period ended October 31, 1997, are derived from consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of October 31, 1997 and October 25, 1996, and for each of the fiscal years in the three-year period ended October 31, 1997, and the report thereon, are included herein. The selected consolidated financial data presented below for the Company at January 31, 1997 and January 30, 1998 and for the three month fiscal periods then ended are derived from the unaudited consolidated financial statements of the Company which are incorporated by reference herein. See footnote (4) to the table below concerning the retroactive restatement of earnings (loss) per share data in compliance with SFAS No. 128. The unaudited consolidated financial data has been prepared on a consistent basis with the audited financial statements and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial position and results of operations of the Company for the periods covered thereby. Results for interim periods are not necessarily indicative of those to be expected for the year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the related Notes included elsewhere in the Prospectus.



                                                           FISCAL YEAR ENDED                               THREE MONTHS ENDED
                                  -------------------------------------------------------------------   -------------------------
                                  OCTOBER 29,   OCTOBER 28,   OCTOBER 27,   OCTOBER 25,   OCTOBER 31,   JANUARY 31,   JANUARY 30,
                                    1993(1)     1994(1)(2)      1995(2)       1996(2)       1997(3)        1997          1998
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.......................   $ 55,878       $55,625       $62,542       $67,395       $75,572       $16,689       $20,419
Cost of sales...................     46,499        38,269        38,513        39,010        43,423        10,099        12,105
                                   --------       -------       -------       -------       -------       -------       -------
  Gross profit..................      9,379        17,356        24,029        28,385        32,149         6,590         8,314
Product development and
  engineering expenses..........      3,968         3,591         3,841         4,933         5,246         1,327         1,458
Selling, general and
  administrative expenses.......      7,498         6,536         7,090         8,266         9,145         2,161         2,428
Provision for restructuring
  cost..........................      2,292            --            --            --            --            --            --
Reduction in value of deferred
  costs.........................        893            --            --            --            --            --            --
                                   --------       -------       -------       -------       -------       -------       -------
Operating income (loss).........     (5,272)        7,229        13,098        15,186        17,758         3,102         4,428
Other (income) expense:
  Interest (income) expense.....      3,952         3,685         2,960         1,292           (65)           83          (111)
  Other (income) expense........        835           365           142          (145)           59            76            15
                                   --------       -------       -------       -------       -------       -------       -------
Total other, net................      4,787         4,050         3,102         1,147            (6)          159           (96)
                                   --------       -------       -------       -------       -------       -------       -------
Income (loss) before income
  taxes and extraordinary
  item..........................    (10,059)        3,179         9,996        14,039        17,764         2,943         4,524
Income tax expense..............         --            --           158         1,144         5,259         1,031         1,584
                                   --------       -------       -------       -------       -------       -------       -------
Net income (loss) before
  extraordinary item............    (10,059)        3,179         9,838        12,895        12,505         1,912         2,940
Extraordinary item, net of
  income taxes..................         --            --            --            --         1,003            --            --
                                   --------       -------       -------       -------       -------       -------       -------
Net income (loss)...............   ($10,059)      $ 3,179       $ 9,838       $12,895       $11,502       $ 1,912       $ 2,940
                                   ========       =======       =======       =======       =======       =======       =======
Diluted earnings (loss) per
  share before extraordinary
  item(4).......................   $  (3.12)      $  0.62       $  1.40       $  1.71       $  1.63       $  0.25       $  0.37
Extraordinary item -- diluted
  basis(4)......................         --            --            --            --         (0.13)           --            --
                                   --------       -------       -------       -------       -------       -------       -------
Diluted earnings (loss) per
  share(4)......................   $  (3.12)      $  0.62       $  1.40       $  1.71       $  1.50       $  0.25       $  0.37
                                   ========       =======       =======       =======       =======       =======       =======
Weighted average shares
  outstanding -- diluted
  basis(4)......................      3,224         5,154         7,007         7,544         7,672         7,533         7,881
                                   ========       =======       =======       =======       =======       =======       =======

BALANCE SHEET DATA:
Working capital.................   $  6,865       $ 4,830       $ 4,028       $ 6,658       $15,068       $ 6,106       $16,552
Total assets....................     32,146        27,827        26,065        25,886        38,936        24,812        41,622
Total current liabilities.......      7,920         8,159         9,175         7,982        12,656         7,872        12,274
Long-term debt..................     36,472        28,692        15,996         3,428            --           271            --
Stockholders' equity
  (deficit).....................    (12,340)       (9,148)          810        14,067        26,163        16,271        29,193

---------------


(1) Results for fiscal 1993 and 1994 include non-recurring charges of $8.3 million and $1.3 million, respectively, relating to (i) restructuring charges; (ii) write-off of excess and obsolete inventory; (iii) losses from a discontinued subsidiary; and (iv) amortization of deferred development costs.


(2) Results for fiscal 1994, 1995 and 1996 include tax benefits resulting from utilization of net operating loss carryforwards during those years of $305,000, $3.9 million, and $3.2 million, respectively. All such carryforwards were fully utilized during fiscal 1996.


(3) In the fourth quarter of fiscal 1997, the Company agreed to pay its former lender, First Source, $1.5 million to release all debt obligations, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542,000, was classified as an extraordinary item.


(4) The Company has restated all previous earnings (loss) per share data to comply with SFAS No. 128, which became effective on a retroactive basis with the issuance of the fiscal 1998 first quarter earnings data. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- New Accounting Standards."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard, customized applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1997, major customers included C.P. Clare Corporation, General Motors Corporation, Pitney Bowes, Inc., Strattec Security Corporation and Xerox Corporation.


     The following table sets forth the Company's net sales by target market for the last three fiscal years:


                                          OCTOBER 27,        OCTOBER 25,        OCTOBER 31,
                                              1995               1996               1997
                                        ----------------   ----------------   ----------------
                                        ACTUAL   PERCENT   ACTUAL   PERCENT   ACTUAL   PERCENT
                                        ------   -------   ------   -------   ------   -------
                                                        (DOLLARS IN MILLIONS)
Office equipment......................  $24.8      39.7%   $24.7      36.7%   $25.4      33.6%
Automotive............................    9.5      15.2     12.9      19.1     19.1      25.3
Industrial............................   16.0      25.6     17.6      26.1     18.7      24.7
Aerospace/defense.....................    6.4      10.2      6.0       8.9      6.0       7.9
Medical...............................    4.1       6.6      4.0       5.9      4.4       5.8
Communications........................    1.7       2.7      2.2       3.3      2.0       2.7
                                        -----     -----    -----     -----    -----     -----
Total net sales.......................  $62.5     100.0%   $67.4     100.0%   $75.6     100.0%
                                        =====     =====    =====     =====    =====     =====



     The Company's primary business has been focused on the design and manufacture of optoelectronic semiconductor chips, discrete components and assemblies for commercial (i.e., office equipment, industrial, medical and communications) OEMs. The Company's commercial products include a wide array of custom electronic components and assemblies which are each designed to address specific applications required by its diverse customer base. Demand by commercial customers for the Company's sensors is driven by sales of OEM products that incorporate the Company's sensors and frequently have life cycles ranging from three to 15 years. Often, the Company is able to leverage its specialized engineering expertise and close customer relationships to assist in the design of its customers' next generation of products, which significantly increases the Company's ability to secure continuing sales from these customers as their product lines evolve. As a result, commercial OEMs have represented a relatively stable and predictable sales base for the Company.



     The Company believes that the automotive sector represents its primary opportunity for growth as an increasing number of sensors are being incorporated into automobiles to improve fuel efficiency and emissions, increase passenger safety and provide additional consumer options. The Company believes this trend will continue as governmental regulations mandate improved passenger safety and reduced emissions and consumers demand better safety and performance and increased functionality. As a result of its strategic pursuit of the automotive market, the Company's sales to the automotive market have grown from 2% to 25% of net sales from fiscal 1992 to fiscal 1997. The Company presently sells electronic sensors for use in General Motors' automobile ignition and theft deterrent systems. In addition, the Company's engineering and manufacturing expertise and customer relationships have resulted in the Company being awarded other automotive programs. Currently, a substantial portion of the Company's automotive assemblies are sold for use in a relatively small number of applications. The Company's growth rate has been more significantly impacted by the addition of new programs than growth in existing programs. Therefore, the Company's year-to-year growth rate depends largely upon the number, size and timing of new programs added, if any.


     Gross margins have increased from 31.2% in fiscal 1994 to 42.5% in fiscal 1997. Gross margins are subject to fluctuation depending upon numerous factors, including pricing pressure from OEMs, cost of materials and direct labor costs. There is continuing pressure on OEMs to reduce costs, including costs associated with outside suppliers such as the Company. In some cases, the Company sells products under agreements requiring the Company to reduce its per unit price over time. The Company's other products, which are subject to periodic re-quotation, may also experience declining average selling prices over their life cycles. If the Company is unable to make corresponding product cost reductions or introduce new products with higher gross margins, such declining average selling prices may reduce the Company's product gross margin.


     The Company has commenced expenditures to increase manufacturing capacity and engineering resources in anticipation of additional potential net sales. In the event that such additional net sales do not materialize when and as anticipated, such expenditures could adversely affect the Company's gross margins and operating margins.

     The combined effect of higher sales volumes and improved gross margins enabled the Company to generate sufficient cash flows to pay down its long-term debt from a high of $39.0 million at the end of fiscal 1992 to $0 by the end of the second fiscal quarter of 1997. As a result, interest expense was reduced from $4.0 million during fiscal 1993 to $110,000 in fiscal 1997.

     Results for fiscal 1995 and 1996 include tax benefits resulting from utilization of net operating loss carryforwards for book and tax purposes during those years of $3.9 million and $3.2 million, respectively. All such carryforwards were fully utilized during fiscal 1996.

     Over 80% of the Company's components and assemblies are produced in facilities operated by the Company in Juarez, Mexico. The Company is not subject to significant exchange risk because currency required for those operations is transferred as needed to pay related expenses and no significant balance of funds is maintained in any foreign currency. Exchange gains and losses related to such operations have been immaterial in the past. The United States dollar has been determined to be the functional currency for all foreign operations.


     During fiscal 1997, international sales accounted for approximately $17.4 million, or approximately 23% of net sales, as compared to $18.9 million, or approximately 28% of net sales, during fiscal 1996, and $16.9 million, or approximately 27% of net sales, during fiscal 1995.


RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's statements of income:



                                                     FISCAL YEAR ENDED                      THREE MONTHS ENDED
                                       ---------------------------------------------   -----------------------------
                                       OCT. 27, 1995   OCT. 25, 1996   OCT. 31, 1997   JAN. 31, 1997   JAN. 30, 1998
                                       -------------   -------------   -------------   -------------   -------------
Net sales............................      100.0%          100.0%          100.0%          100.0%          100.0%
Cost of sales........................       61.6            57.9            57.5            60.5            59.3
                                           -----           -----           -----           -----           -----
  Gross profit.......................       38.4            42.1            42.5            39.5            40.7
Product development and engineering
  expenses...........................        6.1             7.3             6.9             8.0             7.1
Selling, general and administrative
  expenses...........................       11.3            12.3            12.1            12.9            11.9
                                           -----           -----           -----           -----           -----
Operating income.....................       21.0            22.5            23.5            18.6            21.7
Other (income) expense...............        5.0             1.7              --             1.0            (0.5)
                                           -----           -----           -----           -----           -----
Income before income taxes and
  extraordinary item.................       16.0            20.8            23.5            17.6            22.2
Income tax expense...................        0.3             1.7             7.0             6.1             7.8
Extraordinary item, net of income
  taxes..............................         --              --             1.3              --              --
                                           -----           -----           -----           -----           -----
Net income...........................       15.7%           19.1%           15.2%           11.5%           14.4%
                                           =====           =====           =====           =====           =====

  Three Months Ended January 30, 1998 Compared to Three Months Ended January 31, 1997


     Net sales for the first three months of fiscal 1998 were $20.4 million, an increase of $3.7 million or 22%, compared to net sales of $16.7 million for the first three months of fiscal 1997. The increase was the result of higher sales volume in automotive products primarily attributable to sales of sensor assemblies for use in a passlock theft deterrent system on model 1998 trucks and sport utility vehicles.


     Gross profit in the first three months of fiscal 1998 was $8.3 million, or 40.7% of net sales, compared to $6.6 million, or 39.5% of net sales, in the comparable period of fiscal 1997. The increase in absolute dollars resulted primarily from the higher net sales volume in automotive products.

     Product development and engineering expenses during the first three months of fiscal 1998 were $1.5 million, or 7.1% of net sales, compared to $1.3 million, or 8.0% of net sales, during the comparable period of the prior fiscal year. Although expenses in absolute dollars were up slightly from the prior year, they are down as a percentage of net sales due to the increase in net sales for the period. These expenses were primarily related to the development of new products and processes as well as ongoing engineering support. The Company anticipates expenditures to increase in absolute dollars during fiscal 1998 in order to support new product development and expand ongoing engineering support.

     Selling, general and administrative expenses during the first three months of fiscal 1998 were $2.4 million, or 11.9% of net sales, compared to $2.2 million, or 12.9% of net sales, in the first three months of fiscal 1997. Although expenses in absolute dollars were up slightly from the prior year, they are down as a percentage of net sales due to the increase in net sales for the period.

     Operating income for the first three months of fiscal 1998 was $4.4 million, or 21.7% of net sales, versus $3.1 million, or 18.6% of net sales, during the comparable period of fiscal 1997. The increase in operating income was attributable primarily to higher net sales volume.


     Other (income) expense was $96,000 income for the first three months of fiscal 1998 as compared to $159,000 expense for the comparable period of fiscal 1997. Other (income) expense consisted primarily of interest income of $111,000 in the first three months of fiscal 1998 and interest expense of $83,000 in the comparable period of fiscal 1997. The Company repaid the remaining balance of long-term debt during the second quarter of fiscal 1997 and has earned interest income on accumulated cash balances since that time.


     Income tax expense for the first three months of fiscal 1998 was $1.6 million, or 7.8% of net sales, compared to $1.0 million, or 6.1% of net sales, in the same period of fiscal 1997. The increase in tax expense for the period was attributable to higher income. The effective tax rate for both periods was 35%.

     As a result of the factors discussed above, net income for the first three months of fiscal 1998 was $2.9 million, or 14.4% of net sales, compared to $1.9 million, or 11.5% of net sales, in the first three months of fiscal 1997.

  Fiscal Year Ended October 31, 1997 Compared to Fiscal Years Ended October 25, 1996 and October 27, 1995

     Net sales for fiscal 1997 were $75.6 million compared to $67.4 million in fiscal 1996 and $62.5 million in fiscal 1995. The increase from fiscal 1996 to fiscal 1997 of $8.2 million, or 12.1%, was primarily the result of higher automotive net sales of $6.2 million and higher commercial (i.e., office equipment, industrial, medical and communications) net sales of $2.0 million. The significant increase in automotive net sales was primarily attributable to sales of sensor assemblies for use in a new theft deterrent system for model year 1998 trucks and sport utility vehicles. The increase from fiscal 1995 to fiscal 1996 of $4.9 million, or 7.8%, was the result of increases in automotive net sales of $3.4 million and commercial net sales of $1.9 million, partially offset by a decrease in aerospace/defense optoelectronic product net sales of $400,000.

     Gross profit in fiscal 1997 was $32.1 million, or 42.5% of net sales, compared to $28.4 million, or 42.1% of net sales, in fiscal 1996 and $24.0 million, or 38.4% of net sales, in fiscal 1995. The increase from fiscal 1996 to fiscal 1997 was primarily attributable to the higher net sales volume in automotive and commercial products in fiscal 1997. The increase from fiscal 1995 to fiscal 1996 was the result of higher net sales volumes in automotive and commercial products, which increased in absolute dollars and resulted in lower unabsorbed fixed costs, continued efforts to reduce manufacturing cycle times, favorable peso exchange rates as well as cost reduction and yield improvement programs.


     Product development and engineering expenses in fiscal 1997 were $5.2 million, or 6.9% of net sales, compared with $4.9 million, or 7.3% of net sales, in fiscal 1996 and $3.8 million, or 6.1% of net sales, in fiscal 1995. These expenses were primarily related to the development of new applications and processes. Although expenses were up slightly in absolute dollars from 1996 to 1997, they declined as a percentage of net sales due to the increase in net sales. The increase in fiscal 1996 compared to fiscal 1995 was related to additional development expenses for fiber optic connector products used in telecommunications and for magnetoresistive technologies for automotive applications. In addition, certain expenses were incurred to refurbish the Company's engineering and product development labs. The Company anticipates expenditures to increase in absolute dollars in fiscal 1998 primarily to support the development of new products.


     Selling, general and administrative expenses in fiscal 1997 were $9.1 million, or 12.1% of net sales, compared to $8.3 million, or 12.3% of net sales, in fiscal 1996 and $7.1 million, or 11.3% of net sales, in fiscal 1995. The increase in absolute dollars from fiscal 1996 to fiscal 1997 was primarily related to additional commissions earned on increased net sales volume. The increase from fiscal 1995 to fiscal 1996 was primarily attributable to additional sales commissions earned on higher net sales volume and expenses related to refurbishment of the sales and customer service offices.

     As a result of the factors discussed above, operating income for fiscal 1997 was $17.8 million, or 23.5% of net sales, compared to $15.2 million, or 22.5% of net sales, in fiscal 1996 and $13.1 million, or 21.0% of net sales, in fiscal 1995.

     Other (income) expense for fiscal 1997 was $6,000 of income as compared to $1.1 million of expense in fiscal 1996 and $3.1 million of expense in fiscal 1995. Other (income) expense consists primarily of interest income net of interest expense in fiscal 1997 and interest expense in fiscal 1996 and fiscal 1995. Interest expense decreased in fiscal 1997 and fiscal 1996 due to the continued reduction and eventual retirement, in fiscal 1997, of long-term debt. Net interest in fiscal 1997 consisted of $110,000 of interest expense and $175,000 of interest income.

     Income tax expense was $5.3 million, or 7.0% of net sales, in fiscal 1997 compared to $1.1 million, or 1.7% of net sales, in fiscal 1996 and $158,000, or 0.3% of net sales, in fiscal 1995. The Company's effective tax rate increased in fiscal 1997 and fiscal 1996 as a result of the Company fully utilizing its remaining net operating loss carryforwards during the fourth quarter of fiscal 1996. As a result, income for fiscal 1997 was taxed at the effective rate of 29.6%, which was lower than the statutory rate primarily due to research and experimentation tax credits.


     In the fourth quarter of fiscal 1997, the Company agreed to pay First Source, its former lender, $1.5 million to release all debt obligations, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542,000, was classified as an extraordinary item. See Note 5 to the Consolidated Financial Statements.


     As a result of the factors discussed above, net income for fiscal 1997 was $11.5 million compared to $12.9 million in fiscal 1996 and $9.8 million in fiscal 1995.

QUARTERLY RESULTS OF OPERATIONS


     The following table presents unaudited quarterly results for the last nine quarters. The information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented.



                                                                          THREE MONTHS ENDED
                                      -------------------------------------------------------------------------------------------
                                                   FISCAL 1996                             FISCAL 1997                FISCAL 1998
                                      -------------------------------------   -------------------------------------   -----------
                                      JAN. 26   APR. 26   JULY 26   OCT. 25   JAN. 31    MAY 2    AUG. 1    OCT. 31     JAN. 30
                                      -------   -------   -------   -------   -------   -------   -------   -------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...........................  $15,040   $18,051   $16,834   $17,470   $16,689   $18,251   $18,763   $21,869     $20,419
Cost of sales.......................    9,275    10,369     9,464     9,902    10,099    10,750    10,522    12,052      12,105
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
  Gross profit......................    5,765     7,682     7,370     7,568     6,590     7,501     8,241     9,817       8,314
Product development and engineering
  expenses..........................    1,143     1,307     1,286     1,197     1,327     1,320     1,205     1,394       1,458
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Selling, general and administrative
  expenses..........................    2,123     2,171     1,869     2,103     2,161     2,151     2,268     2,565       2,428
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Total expenses......................    3,266     3,478     3,155     3,300     3,488     3,471     3,473     3,959       3,886
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Operating income....................    2,499     4,204     4,215     4,268     3,102     4,030     4,768     5,858       4,428
Other (income) expense..............      399       311       296       141       159         3       (68)     (100)        (96)
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Income before income taxes and
  extraordinary item................    2,100     3,893     3,919     4,127     2,943     4,027     4,836     5,958       4,524
Income tax expense..................       55       274       352       463     1,031     1,408     1,692     1,128       1,584
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Net income before extraordinary
  item..............................    2,045     3,619     3,567     3,664     1,912     2,619     3,144     4,830       2,940
Extraordinary item, net of income
  taxes.............................       --        --        --        --        --        --        --     1,003          --
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Net income..........................  $ 2,045   $ 3,619   $ 3,567   $ 3,664   $ 1,912   $ 2,619   $ 3,144   $ 3,827     $ 2,940
                                      =======   =======   =======   =======   =======   =======   =======   =======     =======
Basic earnings per share:
Earnings before extraordinary
  item..............................  $  0.58   $  0.96   $  0.93   $  0.92   $  0.46   $  0.63   $  0.75   $  1.13     $  0.69
Extraordinary item..................       --        --        --        --        --        --        --     (0.23)         --
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Basic earnings per share............  $  0.58   $  0.96   $  0.93   $  0.92   $  0.46   $  0.63   $  0.75   $  0.90     $  0.69
                                      =======   =======   =======   =======   =======   =======   =======   =======     =======
Weighted average shares
  outstanding.......................    3,521     3,787     3,848     3,964     4,150     4,172     4,188     4,260       4,273
                                      =======   =======   =======   =======   =======   =======   =======   =======     =======
Diluted earnings per share:
Earnings before extraordinary
  item..............................  $  0.28   $  0.48   $  0.47   $  0.48   $  0.25   $  0.34   $  0.41   $  0.62     $  0.37
Extraordinary item..................       --        --        --        --        --        --        --     (0.13)         --
                                      -------   -------   -------   -------   -------   -------   -------   -------     -------
Diluted earnings per share..........  $  0.28   $  0.48   $  0.47   $  0.48   $  0.25   $  0.34   $  0.41   $  0.49     $  0.37
                                      =======   =======   =======   =======   =======   =======   =======   =======     =======
Weighted average shares
  outstanding -- diluted basis......    7,413     7,572     7,602     7,590     7,533     7,642     7,674     7,846       7,881
                                      =======   =======   =======   =======   =======   =======   =======   =======     =======

     The following table sets forth certain revenue and expense items as a percentage of net sales for the indicated quarterly periods.



                                                                            THREE MONTHS ENDED
                                         ----------------------------------------------------------------------------------------
                                                      FISCAL 1996                           FISCAL 1997               FISCAL 1998
                                         -------------------------------------   ----------------------------------   -----------
                                         JAN. 26   APR. 26   JULY 26   OCT. 25   JAN. 31   MAY 2   AUG. 1   OCT. 31     JAN. 30
                                         -------   -------   -------   -------   -------   -----   ------   -------   -----------
Net sales..............................   100.0%    100.0%    100.0%    100.0%    100.0%   100.0%  100.0%    100.0%      100.0%
Cost of sales..........................    61.7      57.5      56.2      56.7      60.5    58.9     56.1      55.1        59.3
                                          -----     -----     -----     -----     -----    -----   -----     -----       -----
  Gross profit.........................    38.3      42.5      43.8      43.3      39.5    41.1     43.9      44.9        40.7
Product development and engineering
  expenses.............................     7.6       7.2       7.0       6.9       8.0     7.2      6.4       6.4         7.1
                                          -----     -----     -----     -----     -----    -----   -----     -----       -----
Selling, general and administrative
  expenses.............................    14.1      12.0      11.1      12.0      12.9    11.8     12.1      11.7        11.9
                                          -----     -----     -----     -----     -----    -----   -----     -----       -----
Total expenses.........................    21.7      19.2      18.7      18.9      20.9    19.0     18.5      18.1        19.0
                                          -----     -----     -----     -----     -----    -----   -----     -----       -----
Operating income.......................    16.6      23.3      25.1      24.4      18.6    22.1     25.4      26.8        21.7
Other (income) expense.................     2.6       1.7       1.8       0.8       1.0     0.0     (0.4)     (0.4)       (0.5)
                                          -----     -----     -----     -----     -----    -----   -----     -----       -----
Income before income taxes and
  extraordinary item...................    14.0      21.6      23.3      23.6      17.6    22.1     25.8      27.2        22.2
Income tax expense.....................     0.4       1.5       2.1       2.6       6.1     7.7      9.0       5.1         7.8
                                          -----     -----     -----     -----     -----    -----   -----     -----       -----
Income before extraordinary item.......    13.6      20.1      21.2      21.0      11.5    14.4     16.8      22.1        14.4
Extraordinary item net of income
  taxes................................      --        --        --        --        --      --       --       4.6          --
                                          -----     -----     -----     -----     -----    -----   -----     -----       -----
Net income.............................    13.6%     20.1%     21.2%     21.0%     11.5%   14.4%    16.8%     17.5%       14.4%
                                          =====     =====     =====     =====     =====    =====   =====     =====       =====



     The Company's net sales and other operating results have varied on a quarterly and an annual basis in the past and may vary significantly in the future. The Company's first fiscal quarter, which ends in January, includes the holiday season, which adversely impacts customer order entry, and also includes an annual manufacturing facilities shutdown, and has therefore traditionally been the Company's lowest quarter of the fiscal year in terms of net sales and operating income. Historically, the Company's net sales have been lower in such quarter than in the immediately preceding quarter. The Company's third fiscal quarter has in the past been affected by the extended vacation season in Europe, which reduces international sales during that period. The Company's net sales and operating results could be materially and adversely affected by many factors, some of which are partially or wholly outside the control of the Company, including, among others: failure to be selected to supply sensors for new products and programs; quality control of products sold; the relatively long sales and development cycle for the Company's products; the Company's ability to introduce new products and technologies on a timely basis; market acceptance of the Company's and its customers' products; the timing, deferral or cancellation of customer orders and related shipments; competitive pressures on selling prices; availability of raw materials; fluctuations in yields; changes in product mix; changes in the lead time required to ship products after receipt of an order; introduction of products and technologies by the Company's competitors and customers; personnel changes and difficulties in attracting and retaining qualified technical personnel; and economic conditions both generally and, in particular, in the automotive and commercial markets.


LIQUIDITY AND CAPITAL RESOURCES


     The Company generated approximately $14.3 million in cash from operations during fiscal 1997. The largest uses of cash were the retirement of long-term debt during the first and second quarters of the fiscal year in the amount of $3.4 million, and the purchase of manufacturing equipment throughout the year in the amount of $2.0 million. At fiscal year end, the Company's working capital was $15.1 million, including $9.8 million of cash and cash equivalents.



     The Company anticipates that additional manufacturing capacity, primarily in Mexico, will be required to support potential growth over the next several years. Therefore, capital expenditures are planned to increase to a total of approximately $10 to $15 million to be expended over the next two to three fiscal years to support potential future growth in demand for the Company's products. The timing and amount of such expenditures is subject to adjustment based upon continued evaluation by management.

     In addition, the Company is negotiating to purchase the facility it currently leases in Juarez, Mexico and has entered into a letter of intent to acquire that building for $1.75 million.


     In January 1998, the Company obtained a three-year $10.0 million unsecured line of credit from NationsBank N.A. Borrowings under this facility bear interest, at the option of the Company, either at (i) a LIBOR-based rate plus a margin ranging from 1.00% per annum to 1.50% per annum, depending upon the Company's ratio of indebtedness to operating income, or (ii) a base rate equal to a reference rate plus a margin ranging from -1.00% to 0%, depending upon the Company's ratio of indebtedness to operating income. These facilities contain customary covenants that, among other things: require the maintenance of certain financial ratios relating to fixed charge and interest coverage and debt and equity amounts; require the maintenance of certain net worth levels; restrict liens on Company and subsidiary assets; and limit the payment of cash dividends.

     The Company anticipates that it will generate sufficient cash flow from operations to meet its obligations, including capital requirements, for the next 12 months. However, an unanticipated expansion or contraction of its business or future acquisitions may require the Company to draw upon its existing credit line or obtain other financing.

IMPACT OF THE YEAR 2000 ISSUE


     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.



     The Company is committed to a successful and timely Year 2000 conversion and funds are dedicated and available for this project. The Company anticipates maintaining its centralized hardware platform, but replacing or upgrading most of the software. In addition, all PCs, HVAC, test equipment and external providers will be reviewed and acted on accordingly. Although the Company has only recently initiated its Year 2000 compliance program, the Company anticipates that it will be fully Year 2000 compliant by April 30, 1999.


     The Year 2000 Issue is not expected to have a material adverse effect on the Company's results of operations. See "Risk Factors -- Year 2000 Compliance."

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior-period earnings per share data. Early application of SFAS No. 128 is not permitted. Effective November 1, 1997, the Company has adopted on a retroactive basis SFAS No. 128, which requires the dual presentation of basic and diluted earnings per share on the Company's consolidated statements of income. All earnings per share data included herein has been restated in compliance with SFAS No. 128 with the issuance of the fiscal 1998 first quarter earnings date.


     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS No. 130), Reporting Comprehensive Income, and Statement of Financial Accounting Standards No. 131 (SFAS No. 131), Disclosures About Segments of an Enterprise and Related Information. SFAS No. 130 and SFAS No. 131 are effective for financial statements issued for periods beginning after December 15, 1997. The Company does not expect these standards to have a significant impact on the consolidated financial statements.

                                    BUSINESS

INTRODUCTION

     The Company is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target customized, non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1997 major customers of the Company included C.P. Clare Corporation, General Motors Corporation, Pitney Bowes, Inc., Strattec Security Corporation and Xerox Corporation.


     The Company's primary business has been focused on the design and manufacture of optoelectronic semiconductor chips, discrete components and assemblies for commercial (i.e., office equipment, industrial, medical and communications) OEMs. The Company's commercial products include a wide array of custom electronic components and assemblies which are each designed to address specific applications required by its diverse customer base. Demand by commercial customers for the Company's sensors is driven by sales of OEM products that incorporate the Company's sensors and frequently have life cycles ranging from three to 15 years. Often, the Company is able to leverage its specialized engineering expertise and close customer relationships to assist in the design of its customers' next generation of products, which significantly increases the Company's ability to secure continuing sales from these customers as their product lines evolve. As a result, commercial OEMs have represented a relatively stable and predictable sales base for the Company.



     The Company has leveraged its expertise in commercial markets to develop customized electronic sensors to address the growing application requirements of the automotive market. The Company believes that the automotive sector represents its primary opportunity for growth as an increasing number of sensors are being incorporated into automobiles to improve fuel efficiency and emissions, increase passenger safety and provide additional consumer options. The Company believes this trend will continue as governmental regulation mandates improved passenger safety and reduced emissions and consumers demand better safety and performance and increased functionality. As a result of its strategic pursuit of the automotive market, the Company's sales to the automotive market have grown from 2% to 25% of net sales from fiscal 1992 to fiscal 1997. The Company presently sells electronic sensors for use in General Motors' automobile ignition and theft deterrent systems. In addition, the Company's engineering and manufacturing expertise and customer relationships have resulted in the Company being awarded other automotive programs. Currently, a substantial portion of the Company's automotive assemblies are sold for use in a relatively small number of applications. The Company's growth rate has been more significantly impacted by the addition of new programs than growth in existing programs. Therefore, the Company's year-to-year growth rate depends largely upon the number, size and timing of new programs added, if any.


     The Company's manufacturing operations are vertically integrated, with facilities located in Carrollton, Texas and Juarez, Mexico. Over 80% of the Company's products are assembled in facilities operated by the Company in Juarez, Mexico. The Company markets its products worldwide through its own technical sales staff, independent sales representatives and independent stocking distributors.

INDUSTRY BACKGROUND

     The use of electronic sensors is playing a key role in the increasing convenience, functionality, safety and performance of many products. Sensors are electronic devices that detect the presence or amount of a physical stimulus such as temperature, motion, position or pressure. The sensor converts the detected stimuli into electrical signals which can be interpreted by a microprocessor to initiate a desired response. In essence, sensors act as the interface between the physical world and electronic systems.


     Electronic sensors operate without physical contact and are generally capable of more accurate, reliable and sensitive detection than standard mechanical or electromechanical devices. These characteristics coupled with generally increased speed, durability and compactness, have prompted the use of electronic sensors in applications that previously used mechanical and electromechanical switches. For example, to achieve higher reliability, lower maintenance costs, increased fuel efficiency and better emission control, automobile engine manufacturers are utilizing electronic sensors to control the firing of spark plugs in ignition systems, thereby replacing the traditional mechanical distributor. In addition, sensors are being used to offer increased functionality and performance in products. For example, electronic sensors are used in vending and coin changing machines to determine whether the currency tendered is counterfeit.



     Two major types of electronic sensors are optoelectronic and magnetic. Optoelectronic sensors use a light emitting diode ("LED") and a photosensitive receiver to detect light as a means of sensing motion, speed or position. For example, in security systems, optoelectronic sensors sense the interruption of a beam of light; in communications products, they transmit and receive data over fiber optic cables; in military applications, they assist a missile's guidance system in controlling direction; and in computer peripherals, they enable a tape drive to sense the edge of the tape. Magnetic sensors detect small changes in a magnetic field. Magnetic sensors are well-suited for use in environments where the presence of dirt, heat or other hostile conditions could reduce the accuracy and reliability of light-based optoelectronic sensors, such as in certain automotive applications.



     Electronic sensors generally divide into two categories: standardized products which are produced to general specifications and customized products which are designed to meet customer specific applications using significant technical expertise. The use of custom sensors to perform basic product functions in various commercial applications such as high-end office equipment and certain industrial applications is well established and these markets have presented a relatively steady sales base. However, growth in the use of sensors in automotive applications has been driven by governmental regulation of the environment and passenger safety and by consumer preferences, which have required greater fuel efficiency, better emission control, additional safety features and more passenger options in automobiles. These applications drive the demand for more and better sensors. For example, ignition systems using magnetic sensors, which have replaced the mechanical distributor in certain automobiles, are better able to control the firing of the spark plugs, thus improving fuel efficiency and reducing pollution. As new automobile designs incorporate more and increasingly sophisticated electronics, the demand for sensors in automotive applications is expected to continue to increase.


BUSINESS STRATEGY

     The Company's objective is to maintain and enhance its position as a leading designer and manufacturer of custom electronic sensors. Key elements of the Company's business strategy include:

     Leverage Expertise in Custom Applications. The Company has structured its operations to effectively and efficiently handle the design and manufacture of customer-specific products. Companies that compete on the basis of the functionality and performance of their products often require sensors that are unique and specific to their product. A customer's application typically requires particular electrical, optical and mechanical packaging characteristics. The Company's engineering and technical expertise have made it, in many cases, an integral part of its OEM customers' design teams. This expertise and the Company's close customer relationships have helped it to develop a stable business to commercial (i.e., office equipment, industrial, medical and communications) customers.

     Pursue Additional Automotive Applications. The Company has leveraged its expertise in commercial markets to develop customized electronic sensors to address the growing application requirements of the automotive market. An increasing number of sensors are being incorporated into automobiles to improve fuel efficiency, increase safety and provide additional passenger options. The Company believes this trend will continue as governmental regulations mandate increases in safety and decreases in emissions and as consumers demand better performance and increased functionality. In fiscal 1992, the Company began production and sale of magnetic field sensors for automotive applications and continued efforts to identify additional applications. As a result of this strategic pursuit of the automotive market, by fiscal 1997 automotive sales represented approximately 25% of net sales. In late 1997, the Company obtained QS-9000 certification, a rigorous quality standard required by the Big Three auto makers. In order to expand the range of automotive applications which can be addressed, the Company has developed magnetoresistive sensors, which have sensitivity characteristics particularly useful in automotive applications. The Company is also adding engineering and manufacturing resources primarily to enable the handling of additional development programs for automotive customers.


     Leverage Vertically Integrated Manufacturing Capabilities. The Company believes its high degree of control of the manufacturing process and stringent quality control procedures are competitive advantages. The Company's vertically integrated manufacturing structure enables it to exercise better control throughout manufacturing processes and to respond on a timely basis to customer requests for development of new products and design changes to existing products. The Company manufactures sensor and LED semiconductor chips; tools and plastic molds; plastic assemblies; discrete, assembly, hybrid and high reliability components; printed circuit boards and wire and cable assemblies.


     Utilize Multiple Sales Channels for Effective Market Coverage. The Company sells its products through a combination of direct technical sales personnel (eight in the United States and three in Europe), 20 independent manufacturers' representatives and 42 electronics parts distributors, both domestically and internationally. These multiple sales channels enable more efficient and wider coverage of available markets. The Company's technical sales personnel, together with the Company's engineering staff, seek to develop long-term relationships with customers by working closely with them throughout all phases of new product development and subsequent production. In addition, independent manufacturers' representatives, which are selected on their ability to effectively interface with its customers' engineers, provide additional market coverage for the Company. Distributors are typically utilized where customers desire to outsource their electronics parts purchasing and inventory functions. The Company believes that the combination of its own technical sales people together with independent sales representatives and distributors allows the Company to market its products in an efficient cost-effective manner.


PRODUCTS AND TECHNOLOGY

     The Company is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets.

  Optoelectronic Sensor Products

     The largest portion of the Company's current business consists of the design, manufacture and sale of custom devices which use optoelectronic technology to satisfy the sensor requirements of its customers in all of its target markets. During 1997, sales of optoelectronic devices accounted for approximately 75% of the Company's net sales. Optoelectronic sensors use a light emitting diode ("LED") and a photosensitive receiver to detect light as a means of sensing motion, speed or position. For example, certain security systems emit a beam of light which is received by a sensor. The interruption of this beam causes an electrical response in the sensor which activates the alarm.

     The Company's optoelectronic products consist of: (i) infrared light emitting and light sensing semiconductor chips; (ii) discrete components, which are plastic or metal packages housing the light emitting or light sensing chips;
(iii) assemblies, which combine the light emitting and light sensing discrete components in a single package to meet various electrical and/or mechanical specifications; and (iv) fiber optic products, which use light emitting and light sensing technologies to transmit and receive light signals for data transmission through fiber optic cables.

     The following paragraphs describe these optoelectronic devices and their basic principles of operation.

     Semiconductor Chips. Light emitting and light sensing semiconductor chips are the core elements in the Company's optoelectronic products. LED chips emit light in response to an electrical charge. Optek manufactures light emitting chips from gallium arsenide and gallium aluminum arsenide wafers using standard semiconductor manufacturing techniques.

     Light sensors are semiconductor chips which convert light into electrical signals and can be used to sense and relay the signal produced by an LED. The Company produces light sensitive chips from polished silicon slices using standard silicon semiconductor manufacturing processes. The Company's light sensing chips have varying characteristics of speed, sensitivity and performance, which permit the Company to address applications requiring varying specifications. For example, less sensitive chips may perform better in applications where more ambient light is present that might otherwise cause a false signal. Other chips incorporate transistors as an integral part of the chip, which amplifies the signal received.

     In addition, the Company has developed light sensors with analog or digital output characteristics. Less sophisticated light sensors, which are analog in nature, produce electricity in proportion to the amount of light applied. While analog output must be processed before it can be communicated to a logic device such as a microprocessor, digital output can be transmitted directly to a logic device without processing. The Company's digital chips are marketed under the trademark Photologic(R). The versatility of the Photologic(R) chip's output geometry allows it to drive multiple outputs, potentially resulting in customer savings in system processing circuitry.


     The Company has also developed a Photologic(R) chip with low level input detection and on-chip voltage regulation. The former characteristic is particularly useful in fiber optics where the signal transmitted may be a very low-level signal. The latter characteristic enables the chip to function under fluctuating power conditions and has a wide range of applications, for example, with battery-powered devices or under conditions of heavy electrical interference.


     The Company uses a substantial portion of the semiconductor chips it manufactures in its discrete components. On occasion, however, the Company does design and manufacture custom semiconductor chips for specific customer applications.

     Discrete Components. Discrete components incorporate the Company's LED or sensor chips in either plastic or metal packages which protect the chip and control the focus of light to or from the chip. These components form an integral part of the assemblies manufactured by the Company. In manufacturing discrete components, LED or sensor chips are mounted on lead frames or headers, a wire is bonded from the chip to the lead, and the device is housed in a plastic or metal package. While most of the Company's discrete components are used in its own assembly manufacturing operations, the Company also manufactures and sells discrete components to OEMs, which integrate them into their own products, and through independent distributors.


     Assemblies. Most of the Company's business is directed to the sale of custom assemblies which are designed to be easily integrated into the customer's products. In assemblies, the LED and sensor components are incorporated in physical packaging capable of withstanding rigorous environmental conditions of temperature, acceleration or mechanical shock. Generally, discrete LED and sensor components are used in combination with one another in interruptive or reflective assemblies. Each of these assemblies includes a discrete emitter, a light transmission path and a discrete sensing component. The sensing function occurs when an object interrupts the light transmission path from emitter to sensor or reflects the emitted light back to the sensor.


     Optoelectronic LEDs and sensors can also be paired in sealed couplings to isolate electrical noise or high voltage from an electrical circuit. These coupled assemblies are used to protect computers and other sensitive circuits from potentially damaging electrical surges or electrical noise.

     Fiber Optic Products. As a complement to its other optoelectronic devices, the Company manufactures fiber optic LEDs and sensors. The Company uses its LED and sensor technology to provide the light signal and receiver products for data transmission through fiber. These products allow electronic equipment, such as energy management systems, computers and even telephones, to communicate over thin lightweight cables of glass or plastic fiber.

  Magnetic Sensor Products

     During fiscal 1992, the Company began production of Hall Effect (magnetic field sensing) devices which sense physical events by reacting to changes in magnetic fields. As the magnetic field applied to the sensor changes, the sensor produces a signal which is relayed to a control device. Since magnetic fields are relatively unaffected by the cleanliness of the environment, magnetic devices can be used in environments in which a clear optical path is inhibited. Because the presence of oil and dirt is characteristic of automotive applications, magnetic sensing devices are particularly useful in such applications. For example, magnetic devices sense rotation of gears in automobiles for various applications where the presence of dirt and oil would make the application of optoelectronic technology impractical. The first practical application of this technology by the Company was the production of crankshaft and camshaft sensors used in conjunction with ignition systems on automobiles. The Company also produces a magnetic sensor used in an automotive theft deterrent system. The Company has sought to utilize the expertise and experience gained through its initial automotive programs to identify and participate in additional sensor programs. Presently, most automotive applications served by the Company's products use magnetic sensors, although the Company has begun to introduce optoelectronic technology in a few automotive applications. To date, few applications for magnetic sensors have been developed by the Company outside automotive applications.

     As with the manufacture of optoelectronic products, the Company is vertically integrated and capable of producing each of the elements incorporated into its magnetic sensor assemblies. The basic building block of each device is a semiconductor chip which reacts to fluctuations in a magnetic field. The Company produces its own magnetic sensor chips through processes and techniques similar to those used for manufacturing the Company's light sensing chips. These chips are mounted into discrete components, which are incorporated into custom assemblies.

CUSTOMERS AND APPLICATIONS

     The following table identifies representative customers in each of the Company's target markets, the technology utilized and the applications which the Company's products address for each.


         CUSTOMER                   SENSOR TECHNOLOGY                    CUSTOMER APPLICATION
         --------                   -----------------                    --------------------

AUTOMOTIVE
---------------------------
General Motors Corporation   Magnetic                         Camshaft and crankshaft position sensing
Strattec Security            Magnetic                         Ignition security systems
  Corporation

OFFICE EQUIPMENT
---------------------------
Xerox Corporation            Optoelectronic                   Paper sensing, toner sensing for copiers
Pitney Bowes, Inc.           Optoelectronic                   Paper motion sensing, encoders for postal
                                                                equipment
NCR Corporation              Optoelectronic                   Automated teller machines
Eastman Kodak Company        Optoelectronic                   Copiers/photolab processing
Quantum Corp.                Optoelectronic                   Tape drive systems

INDUSTRIAL
---------------------------
C.P. Clare Corporation       Optoelectronic                   Solid state relays
Banner Engineering           Optoelectronic                   Retroreflective industrial sensors
  Corporation
IBM Corp.                    Optoelectronic                   Point of sale equipment

MEDICAL
---------------------------
Pyxis Corp.                  Optoelectronic                   Position sensing of drawers and drug
                                                                disposal cabinets
Hewlett Packard Co.          Optoelectronic                   Heart monitor equipment
Chiron Diagnostic Corp.      Optoelectronic                   Blood analysis

AEROSPACE/DEFENSE
---------------------------
Lockheed/Martin Corp.        Optoelectronic and magnetic      Gyros, encoders, DC brushless motors
Raytheon Company Inc.        Optoelectronic and magnetic      DC brushless motors, missiles, FKIR
                                                                systems, target acquisition

COMMUNICATIONS
---------------------------
CMAC Microcircuits USA Inc.  Optoelectronic                   Telecommunications
American Fibertek, Inc.      Optoelectronic                   Local area networks



     In fiscal 1997, Optek's ten largest customers accounted for approximately 63% of net sales. Three customers, Strattec Security Corporation, General Motors Corporation and Pitney Bowes, Inc., made purchases which accounted for 13%, 13% and 10%, respectively, of the Company's net sales during fiscal 1997. Purchases by General Motors Corporation during 1997 were made under purchase orders without formal contract. Purchases by Pitney Bowes, Inc. during 1997 were also primarily made on open account, but, effective October 1997, it entered into a multi-year contract with the Company which obligates it to purchase its requirements of certain parts, if any, from the Company. In 1994, Strattec Security Corporation entered into a multi-year contract to purchase certain parts from the Company.



     Historically, a relatively small number of customers has accounted for a significant percentage of the Company's total net sales, and the Company expects that this trend will continue. In each of fiscal 1994, 1995 and 1996, the Company had two customers which each accounted for at least 10% of net sales. The Company's ability to achieve sales in the future will depend upon its ability to obtain orders from, maintain relationships with and provide support to a relatively small number of existing and new key customers. As a result, any cancellation, reduction, rescheduling or delay in orders by or shipments to any customer or the discontinuation or redesign by any customer of its products which currently incorporate one or more of the Company's products could have a material adverse effect on the Company's business, operating results and financial condition.

     The automotive industry, which accounted for approximately 25% of the Company's net sales during fiscal 1997, represents the fastest area of growth for the Company. The automotive industry is cyclical due to general economic conditions, the level of interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle, all of which are beyond the control of the Company. In addition, the Company's customers in the automotive industry are highly unionized and have in the past experienced labor disruptions. Accordingly, automotive production may not increase or may decline in the future. A significant reduction or prolonged interruption in automotive production could have a material adverse effect on the Company.


     The Company's customers normally purchase the Company's products and incorporate them in products that they in turn sell into their own markets on an ongoing basis. As a result, the Company's sales are dependent upon the success of its customers products, and its future performance is dependent upon its success in finding new customers and receiving new orders from existing customers. See "Risk Factors -- Dependence on Automotive Industry" and "Risk Factors -- Customer Concentration."


SALES, MARKETING AND DISTRIBUTION


     The Company sells its products through its technical sales staff, independent sales representatives and independent stocking distributors. At October 31, 1997, the Company employed eight technical sales people who operate out of the Company's offices in Carrollton, Texas and three technical sales people operating out of offices in Western Europe. The Company also sells its products worldwide through 20 independent sales representatives and 42 stocking distributors.



     The Company's technical sales personnel, together with the Company's engineering staff, seek to develop long-term relationships with customers by working closely with them throughout all phases of new product development and subsequent production. Initial customer contact is usually made by either a member of the Company's technical sales staff, a sales representative or a distributor for the customer's geographic area. The representative determines if custom optoelectronic or magnetic components or assemblies could perform the specific sensing functions desired by the customer. Typically, the customer either provides a detailed specification of its requirements or is assisted by the Company's engineering and technical sales staff in the development of specifications. The Company then develops a technical proposal, incorporating preliminary design concepts, and submits the technical proposal to the customer. The technical proposal typically includes pricing terms, which usually include a one-time tooling charge and a unit price for the product over a specified period based on an estimated production volume. After approval, the Company continues to work with the customer to develop an assembly meeting the customer's requirements. Frequently, especially in automotive applications, the Company is involved in development, testing and qualification phases which involve all aspects of the Company's engineering and manufacturing expertise.


     The marketing and development process can range from four months to three years or more from initial customer contact to purchase order, depending on the complexity of the customer's requirements. Automotive applications tend to have a longer development cycle, typically exceeding three years. Once a product is qualified, subsequent production releases typically require lead times of six or more weeks.

     Many products sold by the Company are application specific and, therefore, have life cycles generally ranging from three to 15 years. For example, many products sold to the automotive industry are model, engine or system specific. As described above, lengthy product development cycles requiring substantial design and qualification are customary in the sourcing decisions of OEMs. Therefore, the primary focus of the Company's sales effort is to develop applications designed into the products of OEMs during development.

ENGINEERING AND DEVELOPMENT


     A significant portion of the Company's design and application expertise is devoted to developing customized products for performing specific applications. As a result, the Company's efforts have been primarily directed toward developing enhancements to existing customer applications and to identifying new customer-specific applications. Typically, the Company conducts joint development efforts with its customers and receives funds for the custom tooling required to manufacture the customer's assembly. The Company employs over 70 engineers, many of whom are focused on working with customers to design assemblies to perform additional applications. The Company seeks to involve its engineers in the design phase of its customer's products. See "Risk
Factors -- Reliance on Key Personnel; Need for Additional Technical Personnel."



     In order to expand the range of applications which can be addressed with magnetic sensor devices, the Company has identified magnetoresistive technology as one alternative for new magnetic sensor designs. Magnetoresistive technology produces a superior signal to noise ratio and is able to detect very slow motion which is required in certain applications. The Company has been awarded additional programs by an automotive OEM utilizing magnetoresistive motion and position sensors for electronic ignition systems.


     In addition, in order to address certain fiber optic applications requiring higher data transmission speeds, the Company has applied a portion of its research activities in recent years to the development of higher speed fiber optic LEDs, sensors, and transceivers.


     During the past three fiscal years, the Company's product development and engineering expenses have ranged between 6% and 8% of net sales, not including the portion funded by customers. Future developments may require the Company to allocate increased resources to advances in optoelectronic and magnetic sensor technologies. However, no assurance can be given that the Company will be successful in further expanding these technologies.


MANUFACTURING

     The Company utilizes a vertically integrated manufacturing structure which enables the Company to exercise better control through all manufacturing cycles and to respond on a timely basis to customer requests for development of new products and design changes to existing products. The Company manufactures sensor and LED semiconductor chips, tools and plastic molds, plastic assemblies, discrete, assembly, hybrid and high reliability components, printed circuit boards and wire and cable assemblies.


     The Company attempts to maintain consistent high product quality as a means to attract and retain customer business and limit price competition. As customers have moved to "just-in-time" inventory management, products are often shipped directly to the production line without incoming inspection. The Company utilizes advanced machinery and production techniques, incorporates raw materials conforming to stringent quality standards and individually tests each of its products in an effort to manufacture products of consistent high quality and reliability.



     The principal raw materials used by the Company in the manufacture of its semiconductor chips, components and assemblies are silicon wafers, gallium wafers, certain chemicals and gases used in processing wafers, gold wire, copper lead frames, metal and plastic for packages that house the chip and the various custom assemblies, and magnets used in certain magnetic sensor applications. Presently, the Company uses sole sources for its requirements of some of the materials used in its manufacturing operations, which could adversely affect the Company if any such source failed to deliver for any reason. The Company is currently identifying and qualifying additional sources for these materials. From time to time, particularly during periods of increased industry-wide demand, silicon wafers, lead frames and other materials have been in short supply. As is typical in the industry, the Company allows for a significant lead-time between order and delivery of raw materials. See "Risk Factors -- Sole or Limited Sources of Supply."


     The Company's silicon and gallium arsenide chip manufacturing, high reliability and hybrid assembly manufacturing and tooling, plastic molding and printed circuit board operations occupy approximately 52,000 square feet of manufacturing space at the Company's facilities in Carrollton, Texas. The Company's non-military discrete components, interrupter and reflective assemblies and isolators/couplers are assembled in the facilities of the Company's subsidiaries located in Juarez, Mexico utilizing approximately 103,000 square feet in two buildings.


     Over 80% of the Company's components and assemblies are produced in facilities operated by the Company in Juarez, Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations by foreign companies and continuation of these operations depends upon: compliance with applicable laws and regulations of the United States and Mexico; the availability of less expensive labor; and the continuation of favorable exchange rates. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico. Maquiladora status allows the Company to wholly own its Mexican subsidiaries and to import items into Mexico duty free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including: compliance with the terms of the Maquiladora program; proper utilization of imported materials; hiring and training of Mexican personnel; compliance with tax, labor, exchange control and notice provisions and regulations; and compliance with locational constraints. Although assembly operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations in the Juarez area to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations has in the past and could in the future result in increased labor costs. The Company may be required to make additional investments in automating equipment to partially offset increased labor costs. The loss of Maquiladora status, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, unfavorable exchange rates or interruptions in the trade relations between the United States and Mexico could have a material adverse effect on the Company's business, operating results and financial condition.


     The Company anticipates that additional manufacturing capacity, primarily in Mexico, will be required to support growth over the next several years. Therefore, capital expenditures are planned to increase to a total of approximately $10 to $15 million to be expended over the next two to three fiscal years to support anticipated future growth in demand for the Company's products. The timing and amount of such expenditures is subject to adjustment based upon continued evaluation by management.


     In addition, the Company is negotiating to purchase the facility it currently leases in Juarez, Mexico and has entered into a letter of intent to acquire that building for $1.75 million.


INTELLECTUAL PROPERTY

     The Company relies on its technical engineering expertise as protected by trade secret laws and nondisclosure agreements and, to a lesser extent, on a combination of patent, maskwork rights, copyright, trademark and other intellectual property protection methods to protect its proprietary technology. Although the Company currently holds four patents and has one pending patent application in the United States, the Company believes that patents are of less significance in its industry than such factors as customer service, innovation, technical expertise and know-how of its personnel. There can be no assurance that the Company's competitors will not be able to legally ascertain the nonpatented proprietary information embedded in the Company's sensor components or other products, in which case the Company may be unable to prevent use of such information. To the extent the Company elects to assert its patent rights, there can be no assurance that any claims of the Company's patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, that any rights granted thereunder will provide adequate protection to the Company, or that the Company will have sufficient resources to prosecute its rights. The Company has received notification of patent issues concerning a process used to manufacture a small portion of its products, but believes the issues asserted are without merit. There can be no assurance that infringement claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future, or that such assertions, if proven to be true, will not materially adversely affect the Company's business, operating results and financial condition. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on reasonable terms or at all. Alternatively, the Company could resort to litigation to challenge such claims.

Such challenges could be extremely expensive and time consuming. Adverse determinations in any litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these developments could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The Company believes that competition in the market for custom optroelectronic and magnetic sensors is intense and likely to increase substantially. Competition in the sensor markets served by the Company is primarily based upon custom design capabilities, quality, technology, responsiveness, timely delivery and, to a lesser extent, price. The Company competes with numerous companies for the custom optroelectronic and magnetic sensor requirements of OEMs producing office equipment, automotive products, industrial products, aerospace/defense and medical applications and communications equipment. The Company believes that its principal competitor for sales of custom sensor components and assemblies is Honeywell, Inc. In addition, because certain OEMs, either directly or through affiliated entities, have internal capabilities to design and manufacture custom sensor components and assemblies, the Company must also compete with the in-house capabilities of such OEMs. In some cases, the Company's prospective customers may elect to purchase low-cost standardized sensor components from commodity suppliers and utilize their in-house design and manufacturing capability to adapt such standard components to fulfill their sensor requirements. See "Risk
Factors -- Competition."

ENVIRONMENTAL

     The Company is subject to a variety of domestic and Mexican governmental regulations relating to the use, storage, handling and disposal of toxic or other hazardous substances used in connection with its manufacturing activities. Any failure by the Company to control the use, storage, handling or disposal or adequately restrict the discharge of hazardous or toxic substances could subject the Company to significant liability or could cause the Company's manufacturing operations to be curtailed or suspended. See "Risk Factors -- Limited Insurance Coverage; Environmental Regulation."

BACKLOG

     The Company's order backlog was approximately $23.9 million at October 31, 1997 compared with a backlog of approximately $18.4 million at October 25, 1996 and approximately $23.2 million at October 27, 1995. The Company's backlog is comprised of orders which customers have released and scheduled for delivery within one year. Sales orders are typically made on the Company's standard form, which permits the customer to cancel the order in whole or in part. By industry practice, orders may be canceled or modified at any time, with the customer being responsible for all finished goods, all costs, direct and indirect, incurred by the Company and a reasonable allowance for anticipated profits. No assurance can be given that such amounts will be received by the Company after cancellation.

EMPLOYEES

     As of October 31, 1997, the Company employed 1,971 persons, including 1,821 in manufacturing and assembly (1,633 in Juarez, Mexico and 188 in Carrollton, Texas), 104 in sales and engineering and 46 in management and administration. Some of the Company's employees are highly skilled and the Company's continued success will depend in part on its ability to attract and retain such employees, who are generally in demand. At times, the Company has had difficulty hiring engineering personnel with previous experience in its industry due to the limited number of engineers available with such experience. To date, this difficulty has not materially affected the Company's operations. The Company has never had a work stoppage, no employees are represented by any labor organization and the Company considers its employee relations to be good.

FACILITIES

     The Company's administrative offices, engineering facilities, silicon and gallium arsenide chip manufacturing and hybrid assembly manufacturing, as well as tooling, plastic molding and printed circuit board operations, are located in a Company-owned building containing 205,000 square feet on a 15.5 acre site in Carrollton, Texas. The Company also leases approximately 6,250 square feet of warehouse space in El Paso, Texas. This lease expires in January of 1999.


     Over 80% of the Company's nonmilitary discrete components, interrupter and reflective assemblies and isolators/couplers are assembled at the facilities of the Company's subsidiaries located in Juarez, Mexico. The Mexican subsidiaries beneficially own a 24,000 square foot building and a 45,000 square foot building in Juarez, Mexico through trust agreements with Banca Serfin, Sociedad Nacional de Credito. The Company is currently expanding the space available in the larger facility by 12,000 square feet to provide additional space for expansion of automotive programs. The operations formerly conducted at the smaller of those buildings have been consolidated into the larger plant and adjacent leased premises, and the Company is currently seeking to sell such plant. The Company's Mexican subsidiaries also lease a 58,000 square foot building in Juarez, Mexico under a lease expiring in December 1998 with aggregate annual lease payments of $306,000. The lease provides for three one-year renewals exercisable on at least 180 days notice. In addition, the Company is negotiating to purchase the 58,000 square foot facility it currently leases in Juarez, Mexico and has entered into a letter of intent to acquire that building for $1.75 million. This plant is adjacent to the 45,000 square foot building owned by one of the Company's subsidiaries.


     The Company believes that its existing facilities and equipment are well maintained and are in good operating condition. The Company anticipates that its current facilities will be suitable and adequate for its operations through 1998. The Company anticipates a need for increased capital spending during 1998 to support potential increases in demand during 1999 and 2000.

                                   MANAGEMENT

     Information as of February 12, 1998 with respect to the executive officers and Directors of the Company is as follows:

                   NAME                        AGE                        POSITION
                   ----                        ---                        --------
Grant A. Dove..............................    69     Chairman of the Board
Thomas R. Filesi...........................    62     President, Chief Executive Officer and Director
Richard G. Dahlberg........................    44     Senior Vice President, Engineering
Thomas S. Garrett..........................    51     Senior Vice President, Operations
William J. Collinsworth....................    47     Vice President, Finance and Chief Financial
                                                      Officer
Robert J. Kosobucki........................    46     Vice President, Worldwide Sales and Marketing
Michael E. Cahr............................    57     Director
William H. Daughtrey, Jr. .................    57     Director
Rodes Ennis................................    61     Director
Wayne Stevenson............................    62     Director


     Mr. Dove was elected a Director of the Company in July 1989 and Chairman of the Board in March 1993. He spent 28 years with Texas Instruments Incorporated, retiring in 1987 as Executive Vice President. He then served as Chairman and Chief Executive Officer of Microelectronics and Computer Technology Corporation, a research and development consortium, retiring in 1992. Since 1992, he has been a managing partner of Technology Strategies & Alliance, a strategic planning and investment banking firm. He currently serves on the boards of the Cooper Cameron Corporation, an oilfield services company; U.S. WEST, Inc., a telecommunications company; Intervoice, Inc., a telecommunications equipment and software sales provider; and Fore Front Group, Inc., a personal computer and internet software provider.


     Mr. Filesi has served as President, Chief Executive Officer and a Director of the Company since April 1991. Before joining the Company, he was employed by Motorola, Inc. Semiconductor Products Sector for 21 years, completing his tenure there as Director of Manufacturing, RF Products.

     Mr. Dahlberg was elected Vice President, Engineering in March 1994 and became a Senior Vice President in December 1997. Mr. Dahlberg has been employed by the Company since 1983 and has served in various engineering capacities. He is a Registered Professional Engineer in the State of Texas.

     Mr. Garrett joined the Company in October 1991 as Vice President, Operations and became a Senior Vice President in December 1997. In April 1988 he founded Garrett Consulting Group and was President of that firm until December 1990, at which time it merged with Northwest Technology Group, Inc. These companies provided comprehensive consulting services to the microelectronics and other high technology related industries.

     Mr. Collinsworth joined the Company as Vice President, Finance and Chief Financial Officer in October 1996. From 1991 until joining the Company, he was an independent financial consultant specializing in start-up and troubled companies. In that role, he worked with several private companies and also served as interim Chief Operating Officer and Chief Financial Officer for Intellicall, Inc., a provider of telecommunications services and equipment, from April 1992 to September 1993 and Chief Financial Officer for Value Added Communications, Inc. ("VAC"), a provider of telecommunications services and equipment, from June 1994 to October 1994. In November 1995, VAC filed for protection under Chapter 11 of the Bankruptcy Code.

     Mr. Kosobucki joined the Company as Vice President, Worldwide Sales and Marketing in July 1995. From 1991 to 1995, he served in various strategic marketing and sales capacities for Summagraphics Corp., a manufacturer of computer-based printers and plotters, most recently as Director of Strategic Sales and Product Marketing. He is a Registered Professional Engineer in the State of New York.

     Mr. Cahr was elected a Director of the Company in August 1988. He is Chairman of Allscrips Pharmaceuticals, Inc., a private company engaged in the sale of prepackaged pharmaceuticals, having previously served as President and Chief Executive Officer from January 1995 to December 1997. Until late 1994 he was Manager of Venture Capital at Allstate Insurance Company in Northbrook, Illinois, having been with Allstate Insurance Company since 1987.


     Mr. Daughtrey was elected a Director of the Company in March 1992. Mr. Daughtrey is currently President of Princeton Associates, Inc., a management consulting firm. Prior to founding Princeton Associates, Inc. in January 1991, he was Group Managing Partner for Virginia/Maryland Management Consulting Services at Coopers & Lybrand, Richmond, Virginia from December 1984. On September 1, 1995, JGB Industries, Inc., a company for which Mr. Daughtrey had formerly served as interim President and Chief Executive Officer from November 1993 to August 1995, filed for protection under Chapter 11 of the Bankruptcy Code.


     Mr. Ennis was elected a Director of the Company in February 1987. Mr. Ennis currently serves as a general management consultant and formerly served as President of the Journeys and Hardy Divisions of Genesco, Inc., a footwear retailer, from March 1990 to December 1992, at which time he retired and has since served as an independent consultant.


     Mr. Stevenson was elected a Director of the Company in September 1992. Mr. Stevenson is the Chairman and Chief Executive Officer of CSI Control Systems International, Inc., a private firm engaged in the manufacture and installation of environmental controls for the commercial market, a position he has held since 1986.

     Directors are elected annually and serve until their successors are duly elected and qualified. Officers serve at the discretion of the Board, subject to contractual rights. There is no family relationship between any Director, nominee for Director or executive officer of the Company.

     The Company has entered into indemnification agreements with its executive officers and Directors, pursuant to which the Company has agreed to indemnify such persons to the fullest extent permitted by law, and providing for certain other protection.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the Common Stock owned at February 12, 1998 and as adjusted to reflect the issuance and sale of the shares sold in this Offering by this Prospectus by (i) each stockholder known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's executive officers and Directors, (iii) all executive officers and Directors as a group, and (iv) the Selling Stockholder. To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.


                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                               OWNED BEFORE                         OWNED AFTER
                                               OFFERING(1)          SHARES          OFFERING(1)
                                           --------------------      TO BE      --------------------
            NAME AND ADDRESS                NUMBER      PERCENT     OFFERED      NUMBER     PERCENT
            ----------------               ---------    -------    ---------    --------    --------
First Source Financial LLP(2)............  3,150,000     43.7%     2,500,000    650,000        8.5%
  2850 W. Golf Rd., 5th Floor
  Rolling Meadows, IL 60008
T. Rowe Price Associates, Inc.(3)........    291,100      6.5             --    291,100        4.2
  100 East Pratt St.
  Baltimore, MD 21289
James D. Crownover.......................    262,602      6.2             --    262,602        3.8
  P.O. Box 7812
  Horseshoe Bay, TX 78657
Wellingon Management Company, LLP(4).....    212,800      5.2             --    212,800        3.1
  75 State Street
  Boston, MA 02109
Grant A. Dove............................    206,601      4.9             --    206,601        3.0
  15301 Dallas Parkway
  Suite 840
  Dallas, TX 75248
Thomas R. Filesi(5)......................    375,499      8.7             --    375,499        5.3
  1180 Emerald Sound Blvd.
  Oak Point, TX 75068
Richard G. Dahlberg(6)...................     49,755        *             --     49,755          *
Thomas S. Garrett(7).....................    102,333      2.3             --    102,333        1.5
William J. Collinsworth(8)...............     13,784        *             --     13,784          *
Robert J. Kosobucki(9)...................     29,998        *             --     29,998          *
Michael E. Cahr(10)......................     51,500      1.1             --     51,500          *
William H. Daughtrey, Jr.(11)............      8,000        *             --      8,000          *
Rodes Ennis(12)..........................     47,100      1.1             --     47,100          *
Wayne Stevenson(13)......................     19,250        *             --     19,250          *
All executive officers and Directors as a
  group (10 persons)(14).................    906,820     18.6%            --    906,820       12.7%


---------------

  *  Less than 1%.


 (1) Number of shares beneficially owned and the percentage of shares beneficially owned are based on: (i) 4,466,025 shares outstanding as of February 12, 1998, (ii) 6,966,025 shares outstanding following issuance of 2,500,000 shares of Common Stock through the exercise of the First Source Warrant in connection with the Offering and (iii) the assumption that the Underwriters' over-allotment option will not be exercised. Beneficial ownership is determined in accordance with the rules of the Securities and

     Exchange Commission and includes shares over which the listed beneficial owner holds sole or shared voting or dispositive power. In addition to shares actually outstanding, all shares subject to warrants and options exercisable within 60 days of February 12, 1998 are deemed outstanding and beneficially owned by the person holding such options and warrants for purposes of computing the number of shares beneficially held by such person and the percentage ownership of such person, but are not deemed to be outstanding for the purposes of computing percentage ownership of any other person.



 (2) Includes 3,150,000 shares to be issued or issuable pursuant to the exercise of the First Source Warrant. The indicated shares may also be deemed to be beneficially owned by Dominion Resources, Inc., the ultimate parent company of the Selling Stockholder and a publicly traded energy and financial services company having its business address at Riverfront Plaza -- West Tower 17th Floor, 901 East Byrd Street, Richmond, Virginia 23219-4069.



 (3) Includes 246,400 shares that may also be deemed to be owned by T. Rowe Price Small Cap Stock Fund, Inc. T. Rowe Price Associates, Inc. is a publicly traded investment advisor and T. Rowe Price Small Cap Fund, Inc. is a publicly traded investment company managed by T. Rowe Price Associates, Inc., the address for both of which is 100 East Pratt Street, Baltimore, Maryland 21202.



 (4) Wellington Management Company, LLP is an investment advisor having its business address at 75 State Street, Boston, Massachusetts 02109.



 (5) Includes 74,499 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



 (6) Includes 21,332 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



 (7) Includes 7,999 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



 (8) Includes 13,334 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



 (9) Includes 18,135 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



(10) Includes 21,000 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998. Also includes 5,500 shares owned of record by Mr. Cahr's wife of which Mr. Cahr may be deemed the beneficial owner.



(11) Includes 7,000 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



(12) Includes 21,000 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



(13) Includes 19,250 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.



(14) Includes 203,549 shares that may be acquired upon exercise of stock options and warrants which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

                                  UNDERWRITING

     Prudential Securities Incorporated, BancAmerica Robertson Stephens and ABN AMRO Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names:


                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................
BancAmerica Robertson Stephens..............................
ABN AMRO Incorporated.......................................
                                                              ---------
          Total.............................................  2,500,000
                                                              =========


     The Selling Stockholder is obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters have advised the Company and the Selling Stockholder that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the
Underwriters may allow selected dealers a concession of $          per share;
and that such dealers may reallow a concession of $          per share to
certain other dealers. After the Offering, the public offering price and the concessions may be changed by the Underwriters.


     The Selling Stockholder has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,500,000.



     The Company's officers and directors, who in the aggregate will beneficially own approximately 906,820 shares of Common Stock upon the completion of the Offering, the Company, the Selling Stockholder and certain other stockholders of the Company, have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 90 days from the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, other than pursuant to the exercise of currently outstanding stock options and except for bona fide gifts or transfer effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to execute and be bound by such agreements. Prudential Securities Incorporated may, in its sole discretion at any time and without notice, release all or any portion of the shares subject to such lock-up agreements.


     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters and contribute to any losses arising out of certain liabilities, including liabilities under the Securities Act.

     In connection with this Offering, certain Underwriters (and selling group members, if any) or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


     In connection with the Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Selling Stockholder, and in such case may purchase Common Stock in the open market following the completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 375,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transaction described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Hewitt & Hewitt, P.C., Dallas, Texas. Mr. Hewitt, a principal of Hewitt & Hewitt, P.C., beneficially owns 8,500 shares of Common Stock and is the Secretary of the Company. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                    EXPERTS

     The consolidated financial statements and schedule of Optek Technology, Inc. as of October 31, 1997 and October 25, 1996, and for each of the years in the three-year period ended October 31, 1997, have been included herein and incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission (File No. 0-16304) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are incorporated herein by reference and made a part of this
Prospectus:


          1. The Company's Annual Report on Form 10-K for the year ended October 31, 1997, as amended;


          2. The Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 1998; and

          3. Description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Company's Common Stock shall be deemed to be incorporated herein by reference and made a part of this Prospectus from the respective filing dates of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission").


     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus omits certain of the information set forth in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.



     Reports and other information filed by the Company with the Commission and copies of the Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and through the Commission's website at "http://www.sec.gov".

                             OPTEK TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of January 30, 1998, October
  31, 1997 and October 25, 1996.............................  F-3
Consolidated Statements of Income for the Quarters ended
  January 30, 1998 and January 31, 1997 and the Years Ended
  October 31, 1997, October 25, 1996 and October 27, 1995...  F-4
Consolidated Statements of Stockholders' Equity for the
  Quarter Ended January 30, 1998 and the Years Ended October
  31, 1997, October 25, 1996 and October 27, 1995...........  F-5
Consolidated Statements of Cash Flows for the Quarters ended
  January 30, 1998 and January 31, 1997 and the Years Ended
  October 31, 1997, October 25, 1996 and October 27, 1995...  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Optek Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Optek Technology, Inc. and subsidiaries as of October 31, 1997 and October 25, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended October 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optek Technology, Inc. and subsidiaries as of October 31, 1997 and October 25, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1997, in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP

Dallas, Texas
December 16, 1997, except as to
  note 1g which is as of February 16, 1998

                             OPTEK TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS


                                                           JANUARY 30,    OCTOBER 31,    OCTOBER 25,
                                                              1998           1997           1996
                                                           -----------    -----------    -----------
                                                           (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................    $11,644        $ 9,815        $   121
  Accounts receivable, net of allowance for doubtful
     accounts and customer returns of $1,773 in 1998,
     $1,653 in 1997 and $1,095 in 1996...................      8,049          9,196          7,288
  Inventories (note 2)...................................      6,908          6,491          6,007
  Deferred income taxes (note 7).........................      2,113          2,113          1,142
  Prepaid expenses.......................................        112            109             82
                                                             -------        -------        -------
          Total current assets...........................     28,826         27,724         14,640
Property, plant and equipment, net (note 3)..............     12,732         11,135         11,150
Other assets.............................................         64             77             96
                                                             -------        -------        -------
                                                             $41,622        $38,936        $25,886
                                                             =======        =======        =======
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................    $ 3,162        $ 3,109        $ 2,637
  Accrued expenses (note 4)..............................      9,112          9,547          5,345
                                                             -------        -------        -------
          Total current liabilities......................     12,274         12,656          7,982
Long-term debt (note 5)..................................         --             --          3,428
Other liabilities........................................        155            117            100
Deferred income taxes (note 7)...........................         --             --            309
Stockholders' equity (note 6):
  Preferred stock, $.01 par value. Authorized 1,000,000
     shares; none issued.................................         --             --             --
  Common stock, $.01 par value. Authorized 12,000,000
     shares; issued and outstanding 4,272,727 shares in
     1998, 4,259,534 shares in 1997 and 3,912,915 shares
     in 1996.............................................         43             43             39
Additional paid-in-capital...............................     14,053         13,963         13,373
Retained earnings........................................     15,097         12,157            655
                                                             -------        -------        -------
          Total stockholders' equity.....................     29,193         26,163         14,067
                                                             -------        -------        -------
                                                             $41,622        $38,936        $25,886
                                                             =======        =======        =======


          See accompanying notes to consolidated financial statements.

                             OPTEK TECHNOLOGY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                   QUARTER ENDED                       YEAR ENDED
                                             -------------------------   ---------------------------------------
                                             JANUARY 30,   JANUARY 31,   OCTOBER 31,   OCTOBER 25,   OCTOBER 27,
                                                1998          1997          1997          1996          1995
                                             -----------   -----------   -----------   -----------   -----------
                                                    (UNAUDITED)
Net sales..................................   $  20,419     $  16,689     $  75,572     $  67,395     $  62,542
Cost and expenses:
  Cost of sales............................      12,105        10,099        43,423        39,010        38,513
  Product development expenses.............         254           318         1,233         1,348           650
  Engineering expenses.....................       1,204         1,009         4,013         3,585         3,191
  Selling expenses.........................       1,457         1,295         5,289         5,087         4,245
  General and administrative expenses......         971           866         3,856         3,179         2,845
                                              ---------     ---------     ---------     ---------     ---------
          Total costs and expenses.........      15,991        13,587        57,814        52,209        49,444
                                              ---------     ---------     ---------     ---------     ---------
Operating income...........................       4,428         3,102        17,758        15,186        13,098
Other (income) expense:
  Interest (income) expense................        (111)           83           (65)        1,292         2,960
  Other (income) expense...................          15            76            59          (145)          142
                                              ---------     ---------     ---------     ---------     ---------
          Total other, net.................         (96)          159            (6)        1,147         3,102
                                              ---------     ---------     ---------     ---------     ---------
Income before income taxes and
  extraordinary item.......................       4,524         2,943        17,764        14,039         9,996
Income tax expense (note 7)................       1,584         1,031         5,259         1,144           158
                                              ---------     ---------     ---------     ---------     ---------
Net income before extraordinary item.......       2,940         1,912        12,505        12,895         9,838
Extraordinary item (net of income tax
  benefit of $542 -- note 5)...............          --            --         1,003            --            --
                                              ---------     ---------     ---------     ---------     ---------
Net income.................................   $   2,940     $   1,912     $  11,502     $  12,895     $   9,838
                                              =========     =========     =========     =========     =========
Basic earnings per share:
  Earnings before extraordinary item.......   $    0.69     $    0.46     $    2.98     $    3.41     $    2.96
  Extraordinary item.......................          --            --         (0.24)           --            --
                                              ---------     ---------     ---------     ---------     ---------
Basic earnings per share...................   $    0.69     $    0.46          2.74     $    3.41     $    2.96
                                              =========     =========     =========     =========     =========
Weighted average shares outstanding........   4,272,727     4,150,007     4,192,530     3,779,748     3,318,649
                                              =========     =========     =========     =========     =========
Diluted earnings per share:
  Earnings before extraordinary item.......   $    0.37     $    0.25     $    1.63     $    1.71     $    1.40
  Extraordinary item.......................          --            --         (0.13)           --            --
                                              ---------     ---------     ---------     ---------     ---------
Diluted earnings per share.................   $    0.37     $    0.25     $    1.50     $    1.71     $    1.40
                                              =========     =========     =========     =========     =========
Weighted average shares
  outstanding -- Diluted basis.............   7,881,398     7,533,237     7,671,509     7,544,333     7,007,408
                                              =========     =========     =========     =========     =========


          See accompanying notes to consolidated financial statements.

                             OPTEK TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                              RETAINED         TOTAL
                                             COMMON STOCK      ADDITIONAL     EARNINGS     STOCKHOLDERS'
                                          ------------------    PAID-IN     (ACCUMULATED      EQUITY
                                           SHARES     AMOUNT    CAPITAL       DEFICIT)       (DEFICIT)
                                          ---------   ------   ----------   ------------   -------------
Balance at October 28, 1994.............  3,232,861    $32      $12,898       $(22,078)       $(9,148)
  Exercise of stock options and
     warrants...........................    211,763      2          118             --            120
  Net income............................         --     --           --          9,838          9,838
                                          ---------    ---      -------       --------        -------
Balance at October 27, 1995.............  3,444,624     34       13,016        (12,240)           810
  Exercise of stock options and
     warrants...........................    468,291      5          357             --            362
  Net income............................         --     --           --         12,895         12,895
                                          ---------    ---      -------       --------        -------
Balance at October 25, 1996.............  3,912,915     39       13,373            655         14,067
  Exercise of stock options and
     warrants...........................    346,619      4          590             --            594
  Net income............................         --     --           --         11,502         11,502
                                          ---------    ---      -------       --------        -------
Balance at October 31, 1997.............  4,259,534     43       13,963         12,157         26,163
  Exercise of stock options and warrants
     (unaudited)........................     13,193     --           90             --             90
  Net income (unaudited)................         --     --           --          2,940          2,940
                                          ---------    ---      -------       --------        -------
Balance at January 30, 1998
  (unaudited)...........................  4,272,727    $43      $14,053       $ 15,097        $29,193
                                          =========    ===      =======       ========        =======


          See accompanying notes to consolidated financial statements.

                             OPTEK TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                               QUARTER ENDED                       YEAR ENDED
                                         -------------------------   ---------------------------------------
                                         JANUARY 30,   JANUARY 31,   OCTOBER 31,   OCTOBER 25,   OCTOBER 27,
                                            1998          1997          1997          1996          1995
                                         -----------   -----------   -----------   -----------   -----------
                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................    $ 2,940       $ 1,912       $11,502      $ 12,895      $  9,838
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation and amortization.....        410           570         2,038         2,944         2,722
     Gain on sale of property, plant
       and equipment...................         (6)           --          (204)           --           (25)
     Provision for deferred taxes......         --            --        (1,280)         (833)           --
     Changes in assets and liabilities:
       Accounts receivable.............      1,147         1,197        (1,908)         (357)         (242)
       Inventories, prepaid expenses
          and other assets.............       (407)         (521)         (492)         (643)          607
       Accounts payable, accrued
          expenses and other
          liabilities..................       (344)         (121)        4,691          (310)          733
                                           -------       -------       -------      --------      --------
          Net cash provided by
            operating activities.......      3,740         3,037        14,347        13,696        13,633
                                           -------       -------       -------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and
     equipment.........................     (2,007)         (165)       (2,034)       (1,432)       (1,121)
  Proceeds from sale of property, plant
     and equipment.....................          6            --           215             2            25
                                           -------       -------       -------      --------      --------
          Net cash used in investing
            activities.................     (2,001)         (165)       (1,819)       (1,430)       (1,096)
                                           -------       -------       -------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net repayment under long-term bank
     debt..............................         --        (3,157)       (3,428)      (12,568)      (12,696)
  Net proceeds from exercise of stock
     options and warrants..............         90           292           594           362           120
                                           -------       -------       -------      --------      --------
  Net cash used in financing
     activities........................         90        (2,865)       (2,834)      (12,206)      (12,576)
                                           -------       -------       -------      --------      --------
  Net increase (decrease) in cash and
     cash equivalents..................      1,829             7         9,694            60           (39)
  Cash and cash equivalents at
     beginning of period...............      9,815           121           121            61           100
                                           -------       -------       -------      --------      --------
          Cash and cash equivalents at
            end of period..............    $11,644       $   128       $ 9,815      $    121      $     61
                                           =======       =======       =======      ========      ========
Interest payments......................         --       $    98       $   171      $  1,346      $  3,075
                                           =======       =======       =======      ========      ========
Income tax payments....................    $ 1,020       $    93       $ 4,258      $  2,089      $    123
                                           =======       =======       =======      ========      ========


          See accompanying notes to consolidated financial statements.

                             OPTEK TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED OCTOBER 31, 1997, OCTOBER 25, 1996 AND OCTOBER 27, 1995
AND QUARTERS ENDED JANUARY 30, 1998 (UNAUDITED) AND JANUARY 31, 1997 (UNAUDITED)
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) General Information


     Optek Technology, Inc. and subsidiaries (the "Company" or "Optek") design, manufacture and market custom infrared optoelectronic devices, magnetic field sensing devices and fiber optic transmitters and receivers. A substantial portion of the Company's products are manufactured by a wholly-owned subsidiary located in Mexico. Net assets located at that subsidiary were $5,773 at October 31, 1997, and $6,334 at October 25, 1996.


     The Company uses a fiscal year ending on the last Friday in October. Fiscal 1997 comprised 53 weeks and fiscal 1996 and fiscal 1995 comprised 52 weeks.

  (b) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Optek Technology, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c) Revenue Recognition

     Revenues from product sales are recognized at the time of shipment to the customer. Certain shipments to distributors are subject to limited right-of-return provisions. The Company provides for estimated returns when material.

  (d) Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

  (e) Inventories

     Inventories are stated at the lower of cost or market on a first-in, first-out basis. The Company continually assesses the appropriateness of the inventory valuations giving consideration to obsolete and excess inventory.

  (f) Property, Plant and Equipment

     Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful life of the asset. Useful lives range from 20 years for buildings to 3 to 5 years for equipment. Leasehold improvements are depreciated over the shorter of the life of the asset or the lease.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, on October 26, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are

                             OPTEK TECHNOLOGY, INC.

considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (g) Earnings per Common Share

     Effective November 1, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share." This statement replaces the primary and fully diluted earnings per share computations with basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by weighted average number of common shares and dilutive securities outstanding during the period and must be presented in all cases with basic earnings per share. Dilutive securities consist of common stock options granted to employees and directors, a warrant issued to First Source Financial LLP ("First Source"), and warrants granted to non-employee Directors and advisors.

     Shares used in calculating basic and diluted earnings per share are as follows:


                                        FIRST QUARTER                     FISCAL YEAR
                                    ----------------------    -----------------------------------
                                      1998         1997         1997         1996         1995
                                    ---------    ---------    ---------    ---------    ---------
Weighted average shares
  outstanding.....................  4,272,727    4,150,007    4,192,530    3,779,748    3,318,649
Dilutive securities -- common
  stock options...................    607,662      359,565      586,406      738,864      921,174
Warrants held by First Source.....  3,150,000    3,150,000    3,150,000    3,150,000    3,150,000
Other warrants....................    178,801      196,468      191,968      233,801      251,509
Assumed repurchase of common
  shares..........................   (327,792)    (322,803)    (449,395)    (358,080)    (633,924)
                                    ---------    ---------    ---------    ---------    ---------
Weighted average shares
  outstanding -- diluted basis....  7,881,398    7,533,237    7,671,509    7,544,333    7,007,408
                                    =========    =========    =========    =========    =========


  (h) Cash and Cash Equivalents

     The Company considers all cash and short-term investments with original maturities of three months or less to be cash equivalents.

  (i) Stock Based Compensation Plans

     The Company accounts for its stock option plans and warrants in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations. Compensation expense is recorded on the date of grant only if the market price of the underlying stock exceeds the exercise price. On October 26, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Under SFAS 123, the Company may elect to recognize expense for stock-based compensation based on the fair value of the awards, or continue to account for stock-based compensation under APB 25 and disclose in the financial statements the effects of SFAS 123 as if the recognition provisions were adopted. The Company has elected to continue to account for stock-based compensation under APB 25 and provide the disclosure required by SFAS 123.

                             OPTEK TECHNOLOGY, INC.

  (j) Financial Instruments

     All financial instruments held by the Company have been stated at values which approximate fair value as of October 31, 1997 and October 25, 1996 due to the instruments bearing interest at market rates or due to their short duration.

  (k) Foreign Currency Translation

     The United States dollar has been determined to be the functional currency for all foreign operations. Exchange gains and losses related to such operations are immaterial for all years presented.

  (l) Income Taxes


     The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


  (m) Reclassifications

     Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform with the current year's presentation.

  (n) Unaudited Quarterly Information


     The consolidated financial statements of the Company for the quarters ended January 30, 1998 and January 31, 1997, and the quarterly information included in footnote 1(g) and footnote 2 are unaudited and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the three months ended January 30, 1998 are not necessary indicative of the results for the entire year ending October 30, 1998.


(2) INVENTORIES

     A summary of inventories at January 30, 1998, October 31, 1997 and October 25, 1996 follows:

                                                            1998      1997      1996
                                                           -------   -------   -------
Finished goods...........................................    1,114   $ 1,503   $ 1,109
Work in process..........................................    4,343     4,003     3,323
Raw materials............................................    3,757     3,140     3,381
Reserve for excess and obsolete inventory................   (2,306)   (2,155)   (1,806)
                                                           -------   -------   -------
                                                           $ 6,908   $ 6,491   $ 6,007
                                                           =======   =======   =======

                             OPTEK TECHNOLOGY, INC.

(3) PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment at October 31, 1997 and October 25, 1996 follows:

                                                                1997        1996
                                                              --------    --------
Land........................................................  $  3,137    $  3,137
Building and improvements...................................     8,873       8,821
Equipment...................................................    20,106      18,238
                                                              --------    --------
                                                                32,116      30,196
Accumulated depreciation....................................   (20,981)    (19,046)
                                                              --------    --------
                                                              $ 11,135    $ 11,150
                                                              ========    ========

(4) ACCRUED EXPENSES

     A summary of accrued expenses at October 31, 1997 and October 25, 1996 follows:

                                                                1997        1996
                                                              --------    --------
Employee related accruals...................................  $  3,413    $  2,778
Federal income tax..........................................     1,625          --
Debt extinguishment charge..................................     1,545          --
Other.......................................................     2,964       2,567
                                                              --------    --------
                                                              $  9,547    $  5,345
                                                              ========    ========

(5) LONG-TERM DEBT

     At October 25, 1996, the Company had borrowings outstanding of $3,428 under a credit facility with First Source. The facility provided for a $10,500 working capital line of credit and an $8,000 revolving term loan. Substantially all of the amount outstanding at October 25, 1996, was borrowed against the revolving term loan bearing interest at the corporate base rate at the First National Bank of Chicago (corporate base rate) plus 4.0%. On November 1, 1996, the revolving term loan was retired using the available working capital line of credit bearing interest at the corporate base rate plus 0.5%. During the second quarter of fiscal 1997, the Company repaid all amounts outstanding under the credit facility with First Source. The credit facility continued to provide a $10.5 million working capital line through the end of fiscal 1997 at which time the Company chose to let the facility expire.

     In the fourth quarter of fiscal 1997, the Company agreed to pay First Source $1,545 to release all obligations, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542, has been classified as an extraordinary item.

     In January 1998, the Company obtained a three year $10.0 million unsecured line of credit from NationsBank N.A. subject to customary terms and conditions.

(6) STOCKHOLDERS' EQUITY

     During fiscal 1992, the Company implemented a long-term stock investment plan (Investment Plan) which allows the granting of options to key employees and non-employee advisors to the Company to purchase up to 1,000,000 shares of the Company's authorized but unissued common stock at an exercise price equal to the fair market value on the date of grant. Options vest over a period of 3 years and are exercisable for up to 10 years after the date of grant. During fiscal 1995, the Company increased the authorized common stock available for this plan to 1,500,000 shares. The Investment Plan allows the granting of rights to receive cash in

                             OPTEK TECHNOLOGY, INC.

the event of a change of control in the Company or to acquire shares of common stock equal in value to the difference between the exercise price and the current market price of stock issuable pursuant to exercisable options. No rights to receive cash in lieu of common stock have been granted as of October 31, 1997. A summary of option activity under the Investment Plan follows:

                                                               NUMBER     WEIGHTED AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------   ----------------
Balance at October 28, 1994.................................   867,820         $  .40
  Granted...................................................   200,650           5.58
  Exercised.................................................  (177,280)           .26
  Canceled..................................................   (72,365)           .19
                                                              --------
Balance at October 26, 1995.................................   818,825           1.72
  Granted...................................................   156,000          11.88
  Exercised.................................................  (370,202)           .41
  Canceled..................................................   (17,665)          3.68
                                                              --------
Balance at October 25, 1996.................................   586,958           5.19
  Granted...................................................   200,500          10.16
  Exercised.................................................  (272,247)          1.49
  Canceled..................................................    (6,917)          8.77
                                                              --------
Balance at October 31, 1997.................................   508,294         $ 9.08
                                                              ========

     At October 31, 1997, the range of exercise prices and weighted average remaining contractual life of outstanding options were $.19 to $11.97 and 9 years, respectively. At October 31, 1997 and October 25, 1996, the number of options exercisable was 171,711 and 275,826, respectively, and the weighted average exercise price of those options was $7.33 and $1.37, respectively.

     During fiscal 1983, the Company implemented an incentive stock option plan (Incentive Plan) which allowed the granting of options, vesting over 3 years and exercisable for up to ten years after the date of grant, to key employees to purchase the Company's authorized but unissued common stock at an exercise price equal to the fair market value on the date of grant. The Incentive Plan expired during fiscal 1993. During fiscal 1995, options to purchase 18,483 shares of common stock were exercised. During fiscal 1996, options to purchase 84,089 shares of common stock were exercised. During fiscal 1997, options to purchase 21,166 shares of common stock were exercised at a weighted average price of $1.31. Under the Incentive Plan, options outstanding and exercisable totaled 42,700 at a weighted average exercise price of $2.15 and a range of $1.19 to $2.31 per share at October 31, 1997.

     During fiscal 1992, the Company adopted a directors' formula award plan (Directors' Award Plan) which provides for the granting of options to directors of the Company to purchase up to 200,000 shares of the Company's authorized but unissued common stock at an exercise price equal to the fair market value on the date of grant. Each individual elected or reelected to serve as a director of the Company who is not a full-time employee of the Company will automatically be awarded options to purchase up to 3,500 shares of common stock. Options granted under the Directors' Award Plan vest if such individual continues to serve as a Director of the Company until the next annual meeting of the Company's stockholders and are exercisable for a period of ten years from the date of grant. During each of the fiscal years 1995, 1996, and 1997, options to purchase 14,000 shares of the Company's common stock were granted. During fiscal 1996, options to purchase 14,000 shares of common stock were exercised. At October 31, 1997 there are 73,500 director options outstanding of which 59,500 are currently exercisable at a weighted average exercise price of $3.90 and a range of $.44 to $13.38 per share.

                             OPTEK TECHNOLOGY, INC.

     During fiscal 1997, the Company adopted a directors' formula compensation plan (Directors' Compensation Plan) which provides for the reservation and issuance of up to 100,000 shares of the Company's common stock. Under the plan, non-employee directors may elect, in lieu of all or part of the annual retainer of $12, to: a) receive the number of shares of Optek's common stock equal to the amount of the retainer divided by the fair market value per share on the date such amount would otherwise be paid; b) receive ten year options to purchase shares of the Company's common stock at an exercise price equal to 50% of the fair market value for the number of shares equal to the retainer divided by the difference between the market price and the exercise price, or; c) defer payment of the retainer until such time as they cease to be a director. For purposes of the Directors' Compensation Plan, fair market value per share is defined as the average of the closing prices for the Company's common stock for the twenty trading days preceding an event. No elections to receive the benefits afforded have been made by any director under the Director's Compensation Plan.

     The per share weighted average fair value of stock options granted during fiscal 1997 and fiscal 1996 was $3.77 and $4.13, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                               1997      1996
                                                              -------   -------
Expected dividend yield.....................................       0%        0%
Expected volatility.........................................    44.2%     41.5%
Risk-free interest rate.....................................       6%        6%
Expected life...............................................  3 years   3 years

     The Company applies APB opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for stock options granted in fiscal 1996 and fiscal 1997 under SFAS No. 123, the Company's net income would have been reduced to the proforma amounts indicated below:

                                                               1997      1996
                                                              -------   -------
Net income:
  As reported...............................................  $11,502   $12,895
  Proforma..................................................   11,259    12,810
Diluted earnings per share:
  As reported...............................................  $  1.50   $  1.71
  Proforma..................................................     1.47      1.70

     Proforma net income reflects only options granted in fiscal 1997 and fiscal 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the proforma net income and diluted earnings per share amounts presented above because compensation cost is reflected over the options vesting period of 3 years and compensation cost for options granted prior to October 28, 1995 is not considered.

     Prior to fiscal 1995, warrants were granted in the amount of 261,301 shares to certain non-employee directors and advisors. During fiscal 1995, warrants to purchase 16,000 shares of common stock were exercised at a weighted average exercise price of $3.25. During fiscal 1996, 11,500 warrants expired with an exercise price of $6.13 per share. During fiscal 1997, warrants to purchase 53,333 shares of common stock were exercised at a weighted average exercise price of $3.03. Excluding warrants granted to financial institutions, the Company, at October 31, 1997, had 180,468 warrants outstanding at a weighted average exercise price of $.39 and a range of $.19 to $6.00 per share expiring July 1998 through November 1998.

     Prior to fiscal 1997, the Company granted First Source a warrant, as amended on October 31, 1997, to purchase 3,150,000 shares of the Company's common stock at an exercise price of $.50 per share which

                             OPTEK TECHNOLOGY, INC.

expires on October 31, 1998. The warrant contains certain antidilutive provisions, certain registration rights upon the occurrence of a public offering and certain demand rights for such a registration.

(7) INCOME TAXES

     Income taxes consist of the following:

                                                             1997       1996     1995
                                                            -------    ------    ----
Current:
  U.S. Federal............................................  $ 6,379    $1,887    $158
  Foreign.................................................      160        90      --
Deferred..................................................   (1,280)     (833)     --
                                                            -------    ------    ----
          Income tax expense before extraordinary item....    5,259     1,144     158
Extraordinary item........................................     (542)       --      --
                                                            -------    ------    ----
                                                            $ 4,717    $1,144    $158
                                                            =======    ======    ====

     Income tax expense attributable to income before extraordinary item differs from the expected tax expense computed by applying the U.S. corporate income tax rate of 35% for fiscal 1997 and 1996, and 34% for fiscal 1995 to income before income taxes and extraordinary item as follows:

                                                          1997      1996       1995
                                                         ------    -------    -------
Expected tax expense...................................  $6,217    $ 4,914    $ 3,399
Realization of benefits of tax loss carryforwards......      --     (3,238)    (3,853)
Change in valuation allowance..........................    (358)      (209)       410
Tax credit for research and experimentation
  activities...........................................    (600)        --         --
Other, net.............................................      --       (323)       202
                                                         ------    -------    -------
          Income tax expense...........................  $5,259    $ 1,144    $   158
                                                         ======    =======    =======

     The fiscal 1997 change in valuation allowance and tax credit for research and experimentation activities occurred in the fourth quarter.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at October 31, 1997 and October 25, 1996 are presented below:

                                                               1997      1996
                                                              ------    ------
Deferred tax assets:
  Accounts receivable allowances............................  $  578    $  372
  Inventory allowances......................................     506       525
  Accrued expenses and other................................     524       603
  Property, plant and equipment.............................     505        --
  Less valuation allowance..................................      --      (358)
                                                              ------    ------
          Deferred tax assets...............................   2,113     1,142
Deferred tax liabilities:
  Property, plant and equipment.............................      --       309
                                                              ------    ------
          Net deferred tax assets...........................  $2,113    $  833
                                                              ======    ======

     The net change in the valuation allowance for the year ended October 31, 1997 and October 25, 1996 was a decrease of $358 and $3,447, respectively. Based on the Company's historical and current earnings,

                             OPTEK TECHNOLOGY, INC.

management believes it is more likely than not that the Company will realize the benefits of its net deferred tax assets existing at October 31, 1997.

(8) OPERATING LEASES

     The Company leases certain manufacturing facilities and equipment under noncancellable operating leases. Future minimum lease payments as of October 31, 1997 under all such operating leases are as follows: 1998, $668; 1999, $305; 2000, $233; 2001, $211; and 2002, $208. Rental expense in 1997 was $469; 1996,
$399; and 1995, $412.

(9) CREDIT RISK AND MAJOR CUSTOMER INFORMATION

     Substantially all of the Company's sales are made on credit on an unsecured basis. The Company evaluates credit risks on an individual basis before extending credit to its customers and believes the allowance for doubtful accounts adequately provides for losses on uncollectible accounts.

     During fiscal 1997, the Company's ten largest customers accounted for approximately 63% of net sales versus 62% in fiscal 1996 and 57% in fiscal 1995. Such customers are involved primarily in the automotive and office equipment industries. During fiscal 1997, net sales to one customer in the automotive industry were 13% of total net sales, versus 11% in fiscal 1996 and 13% in fiscal 1995, and net sales to another automotive customer were 13% of total net sales versus 8% in fiscal 1996 and 3% in fiscal 1995. Sales to one customer in the office equipment industry were 10% of total net sales versus 11% in fiscal 1996 and 13% in fiscal 1995.

     Aggregate export sales to unaffiliated customers were $17,361 in fiscal 1997, $18,865 in fiscal 1996, and $16,856 in fiscal 1995. Export sales were primarily to customers in Western Europe.

(10) EMPLOYEE BENEFIT PLAN

     All U.S. paid employees of the Company are entitled to participate in the Optek Technology, Inc. Profit-Sharing Plan and Trust (Profit-Sharing Plan). Pursuant to the Profit-Sharing Plan, employees may request the Company to deduct and contribute up to 15% of their salary up to the appropriate statutory dollar limits. The Company has the option to contribute up to 2% of the employee's salary. Employer contributions vest ratably over a period of five years. Vesting occurs after each year in which employees accumulate at least 1,000 hours of service. An employee's vested account balance is distributable either upon termination of employment or after attaining a certain age. During fiscal 1997, the Company provided for contributions to the Profit-Sharing Plan totaling $165 to be paid the first quarter of fiscal 1998. For fiscal 1996 and fiscal 1995 the Company contributed $143 and $139, respectively.

(11) CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material affect on the Company's financial position or results of operations.

[Picture depicting a few of the Company's sensor assemblies with examples of end products in which they are used.]

         -------------------------------------------------------------
-------------------------------------------------------------


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS


                                               PAGE
                                               ----
Prospectus Summary...........................    3
Risk Factors.................................    6
Use of Proceeds..............................   15
Price Range of Common Stock..................   15
Dividend Policy..............................   15
Capitalization...............................   16
Selected Consolidated Financial Data.........   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................   19
Business.....................................   26
Management...................................   37
Principal and Selling Stockholders...........   39
Underwriting.................................   41
Legal Matters................................   42
Experts......................................   42
Information Incorporated by Reference........   43
Available Information........................   43
Index to Consolidated Financial Statements...  F-1


-------------------------------------------------------------
         =============================================================
-------------------------------------------------------------

                                2,500,000 Shares

                                  [OPTEK LOGO]

                                  Common Stock

                            -----------------------
                                   PROSPECTUS
                            -----------------------
                       PRUDENTIAL SECURITIES INCORPORATED

                         BANCAMERICA ROBERTSON STEPHENS

                             ABN AMRO INCORPORATED

                                 April   , 1998


-------------------------------------------------------------
         -------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are estimated expenses (other than the SEC registration fee and the NASD filing fee) of the issuance and distribution of the securities being registered, all of which will be paid by the Company.

Securities and Exchange Commission Registration Fee.........  $ 18,350
NASD Filing Fee.............................................     6,700
Accounting Fees and Expenses................................    25,000
Legal Fees and Expenses.....................................    50,000
Transfer Agent and Registrar Fees and Expenses..............       500
Printing and Engraving Expenses.............................    40,000
Miscellaneous...............................................    59,450
                                                              --------
TOTAL.......................................................  $200,000
                                                              ========

     The Company intends to pay all expenses of registration, issuance and distribution, excluding underwriting discounts and commissions, with respect to the shares being sold by the Selling Stockholder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law empowers the Registrant to indemnify its current and former directors, officers, and certain other persons against certain expenses incurred by them in connection with any suit to which they were or are a party or are threatened to be made a party by reason of their serving in such positions, so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, the power to indemnify does not extend to judgments or settlement amounts and, unless the court determines that indemnification is appropriate, indemnification is not available for the benefit of such persons who are adjudged to be liable to the Registrant. The Delaware General Corporation Law also provides for mandatory indemnification of any director, officer, employee or agent against expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the Delaware General Corporation Law provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases. The statute also empowers the Registrant to purchase and maintain insurance for such persons with respect to liability arising out of or in connection with their capacity or status with the Registrant. The Registrant maintains liability insurance for the benefit of its officers and directors.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors or otherwise. Article VI of the Registrant's Bylaws provides for the indemnification of directors, officers, and certain other persons within the limitations of Section 145. Section 7 of the Underwriting Agreement, filed as Exhibit 1.2 hereto and incorporated herein by reference, provides for indemnification of the directors, controlling persons and officers of the Registrant against certain liabilities relating to claims based upon the offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


          1.1            -- Underwriting Agreement(1).
          5.1            -- Opinion and Consent of Hewitt & Hewitt, P.C.(1)
         23.1            -- Consent of KPMG Peat Marwick LLP
         23.2            -- Consent of Hewitt & Hewitt, P.C. Reference is made to
                            Item 5.1(1).
         24.1            -- Power of Attorney. Reference is made to the Signature
                            Page.


---------------


(1) Previously filed.


ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act") each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on the 24th day of March, 1998.


                                     OPTEK TECHNOLOGY, INC.


                                     By:     /s/ WILLIAM J. COLLINSWORTH


                                        ----------------------------------------

                                                William J. Collinsworth,


                                               Vice President -- Finance


                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ THOMAS R. FILESI*                  President, Chief Executive        March 24, 1998
-----------------------------------------------------    Officer, and Director
                  Thomas R. Filesi                       (Principal Executive
                                                         Officer)

             /s/ WILLIAM J. COLLINSWORTH               Vice President -- Finance         March 24, 1998
-----------------------------------------------------    (Principal Financial and
               William J. Collinsworth                   Accounting Officer)

                  /s/ RODES ENNIS*                     Director                          March 24, 1998
-----------------------------------------------------
                     Rodes Ennis

                   /s/ GRANT DOVE*                     Director                          March 24, 1998
-----------------------------------------------------
                     Grant Dove

               /s/ WILLIAM DAUGHTREY*                  Director                          March 24, 1998
-----------------------------------------------------
                  William Daughtrey

                  /s/ MICHAEL CAHR*                    Director                          March 24, 1998
-----------------------------------------------------
                    Michael Cahr

                /s/ WAYNE STEVENSON*                   Director                          March 24, 1998
-----------------------------------------------------
                   Wayne Stevenson

          *By: /s/ WILLIAM J. COLLINSWORTH
  ------------------------------------------------
              William J. Collinsworth,
                  Attorney-in-Fact

                               INDEX TO EXHIBITS



        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Underwriting Agreement(1).
          5.1            -- Opinion and Consent of Hewitt & Hewitt, P.C.(1)
         23.1            -- Consent of KPMG Peat Marwick LLP
         23.2            -- Consent of Hewitt & Hewitt, P.C. Reference is made to
                            Item 5.1(1).
         24.1            -- Power of Attorney. Reference is made to the Signature
                            Page.


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(1) Previously filed.